Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock
of
3PAR INC.
at
$18 Net Per Share
by
DELL TRINITY HOLDINGS CORP.
an indirect, wholly-owned subsidiary of
DELL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 20, 2010, UNLESS THE OFFER IS EXTENDED.

Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), at a purchase price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 15, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and 3PAR. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into 3PAR (the “Merger”) with 3PAR continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by Dell, the Purchaser or 3PAR, or by any direct or indirect wholly-owned subsidiaries of Dell, the Purchaser or 3PAR, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be canceled and extinguished and automatically converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the surrender of the certificate representing such Share. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and receipt of requisite regulatory approvals under the antitrust laws of Austria and Ukraine, and (iii) other customary conditions (as described in Section 15 — “Certain Conditions of the Offer”). The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by Dell and the Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within ninety (90) days following the then scheduled expiration of the Offer in accordance with the terms and conditions thereof (other than the Top-Up Option (as defined below)).

3PAR has informed us that, as of August 13, 2010, there were (i) 62,828,936 Shares issued and outstanding, including 712 restricted stock awards, (ii) 12,345,318 Shares reserved for future issuance under the Company Stock Plans (as defined in the Merger Agreement), (iii) 2,898,355 Shares reserved for future issuance under 3PAR’s 2007 employee stock purchase plan and (iv) outstanding options to purchase 10,925,583 Shares and 1,123,294 restricted stock units. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

The 3PAR Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors unanimously recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-xi. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

August 23, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to BNY Mellon Shareowner Services, which is the depositary for the offer (the “Depositary”), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to D.F. King & Co., Inc., which is the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. Dell and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Common Stock, par value $0.001 per share, of 3PAR.

Price Offered Per Share	$18.00, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on Monday, September 20, 2010, unless the Offer is extended. As used in this summary term sheet, “Expiration Date” means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires. See Section 1 — “Terms of the Offer.”

Purchaser	Dell Trinity Holdings Corp., an indirect, wholly-owned subsidiary of Dell Inc.

Who is offering to buy my securities?

We are Dell Trinity Holdings Corp., a Delaware corporation formed for the purpose of making the Offer. We are an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation. Dell is a leading integrated technology solutions provider in the IT industry. Dell’s enterprise solutions include servers, storage, as well as related services, software and peripherals. Client products include mobility, desktop products, and also related services, software and peripherals. Dell’s services include a broad range of configurable IT and business services, including infrastructure technology, consulting and applications, and business process services.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Dell Trinity Holdings Corp. and, where appropriate, Dell Inc. We use the term “Dell” to refer to Dell Inc. alone, or where appropriate, to Dell and its subsidiaries other than Dell Trinity Holdings Corp., the term “Purchaser” to refer to Dell Trinity Holdings Corp. alone, and the terms “3PAR” or the “Company” to refer to 3PAR Inc.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Dell and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, of 3PAR on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of 3PAR Common Stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.00, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

We refer to this amount or any higher per share price paid in the Offer as the “Offer Price.” If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should

S-i

consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, Dell and 3PAR have entered into an Agreement and Plan of Merger dated as of August 15, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into 3PAR with 3PAR continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell (the “Merger”).

See Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $1.14 billion to purchase all of the Shares pursuant to the Offer and the Merger and pay all related fees and expenses. Dell will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger out of cash on hand and/or borrowings at prevailing effective rates under Dell’s commercial paper program. The consummation of the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, we, through our parent company, Dell, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, September 20, 2010 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so (subject to the terms of the Merger Agreement).

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

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Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

(i) we will extend the Offer for any period required by any law, or any rule or regulation of the United States Securities and Exchange Commission (the “SEC”) or the New York Stock Exchange (the “NYSE”), in any such case which is applicable to the Offer;

(ii) in the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in Section 15 — “Certain Conditions of the Offer”, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of up to ten (10) business days each (or any longer period as may be approved in advance by 3PAR) in order to permit the satisfaction of all of the conditions to the Offer; and

(iii) in the event that 3PAR has delivered a Recommendation Change Notice or a Superior Proposal Notice (each as defined below) we will extend the Offer until the expiration of the three (3) business day period following such delivery of such Recommendation Change Notice or Superior Proposal Notice.

However, we will not extend the Offer if the Merger Agreement is terminated pursuant to its terms or if prohibited by law.

In addition, we have agreed in the Merger Agreement that if the Shares we acquire in the Offer (together with Shares owned of record by Dell and the Purchaser and assuming exercise in full of the Top-Up Option (as defined below)) represent less than 90% of the then-outstanding Shares, we may provide for a subsequent offering period of not less than three (3) and up to twenty (20) business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What is the “Top-Up Option” and when could it be exercised?

3PAR has granted us the option to purchase from 3PAR subject to the terms and conditions thereof the number of authorized and unissued Shares equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Dell and/or the Purchaser at the time of such exercise, will constitute one-hundred (100) Shares more than 90% of the Shares outstanding, assuming the issuance of all Shares that are issuable within ten (10) business days after the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, at a price per share equal to the Offer Price. This option is to enable us to effect the Merger as a short-form merger under Delaware law without a vote or any further action by the stockholders of 3PAR. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon:

•	the satisfaction of the Minimum Condition which requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by Dell and the Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options,

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warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within ninety (90) days following the then scheduled expiration of the Offer in accordance with the terms and conditions thereof (other than the Top-Up Option);

•	expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and receipt of requisite regulatory approvals under the antitrust laws of Austria and Ukraine; and

•	other customary conditions (as described in Section 15 — “Certain Conditions of the Offer”).

We expressly reserve the right to waive any such conditions prior to the expiration date of the Offer, but we cannot, without 3PAR’s consent, (i) waive the Minimum Condition, the Antitrust Approvals or the Illegality Condition (each as defined in Section 15 — “Certain Conditions of the Offer”); or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner described above under “Can the Offer be extended and under what circumstances?”, (D) imposes conditions to the Offer other than those set forth in Section 15 — “Certain Conditions of the Offer”, (E) modifies the conditions set forth in Section 15 — “Certain Conditions of the Offer” or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, no later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment by October 22, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

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What does the 3PAR Board of Directors think of the Offer?

The 3PAR Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors unanimously recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

A more complete description of the reasons of the 3PAR Board of Directors’ approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. In connection with the execution of the Merger Agreement, certain stockholders of 3PAR and their affiliates, if applicable, who hold approximately 33% of the outstanding stock of 3PAR (the “Tendering Stockholders”) have entered into a tender and voting agreement with Dell and the Purchaser (the “Tender and Voting Agreement”), which provides, among other things, that the Tendering Stockholders will irrevocably tender their Shares in the Offer and vote their Shares in favor of adopting the Merger Agreement, if applicable. In addition, the Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Offer and Merger. The Tender and Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, and (iii) the Effective Time.

If at least a majority of the Shares are tendered and accepted for payment, will 3PAR continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least a majority of the Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement at a meeting of 3PAR stockholders without the affirmative vote of any other 3PAR stockholder. If the Merger takes place, 3PAR will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that 3PAR’s Common Stock will no longer be eligible to be traded through the NYSE or other securities exchanges, there may not be an active public trading market for 3PAR Common Stock, and 3PAR may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If the purchaser successfully completes the Offer, what will happen to the 3PAR board of directors?

Upon our initial acceptance for payment of at least a majority of the Shares pursuant to the Offer and from time to time thereafter, Dell will be entitled to designate a certain number of directors to the 3PAR Board of Directors based on the number of Shares beneficially owned by Dell and the Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the total number of then-outstanding Shares. In such case, following a request from Dell, 3PAR must take all action necessary, to the extent permitted by law, to cause Dell’s designees to be elected or appointed to its board of directors, including seeking and accepting resignations of incumbent directors. 3PAR must also use its commercially reasonable efforts to cause its board of directors to always have at least three (3) directors who are directors on the date of the Merger Agreement, who are not employed by 3PAR and who are not affiliates or employees of Dell or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NYSE (the “Continuing Directors”).

After the election or appointment of the directors designated by Dell to the 3PAR Board of Directors and prior to the Effective Time, under the terms of the Merger Agreement, the approval of a majority of the Continuing Directors will be required to authorize (i) any amendment or termination of the Merger Agreement on behalf of 3PAR, (ii) any amendment of the Merger Agreement requiring action by the 3PAR Board of Directors, (iii) any extension of time for performance of any

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obligation or action thereunder by Dell or the Purchaser, (iv) any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained therein for the benefit of 3PAR, (v) any amendment of the certificate of incorporation or bylaws of 3PAR that would adversely affect the stockholders of 3PAR, and (vi) any other action to be taken or not to be taken on behalf of 3PAR under or in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into 3PAR and all then-outstanding Shares (other than Shares owned by Dell, the Purchaser or 3PAR, or direct or indirect wholly-owned subsidiaries of Dell, the Purchaser or 3PAR or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and extinguished and automatically converted in the Merger into the right to receive an amount in cash equal to the Offer Price without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of 3PAR. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of 3PAR.

See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements — The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, the stockholders of 3PAR who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of 3PAR stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, 3PAR may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 13, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NYSE was $9.65 per Share. On August 20, 2010, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NYSE was $18.04 per Share.

The Offer Price represents a premium of approximately 87% over the closing price of the Shares on the NYSE on August 13, 2010, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 83% over the average price of the Shares for the thirty day period ended August 13, 2010, and a premium of approximately 78% over the average price of the Shares for the twelve month period ended August 13, 2010.

We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

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Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

See Section 17 — “Appraisal Rights.”

What will happen to my 3PAR options in the Offer and the Merger?

The Offer is only for Shares and not for any 3PAR options to acquire Shares. Options to purchase 3PAR’s common stock that are outstanding and vested immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such options, an amount in cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time, and (y) the Offer Price, less the per share exercise price of such option.

Options to purchase 3PAR’s common stock which are outstanding and unvested immediately prior to the Effective Time will be assumed by Dell in connection with the Offer and Merger and converted into options to purchase a number of shares of common stock of Dell based on an exchange ratio described in the Merger Agreement.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What will happen to my 3PAR restricted stock units and restricted stock awards in the Offer and the Merger?

The Offer is only for Shares and not for any 3PAR restricted stock units. Restricted stock units which are outstanding and unvested immediately prior to the Effective Time will be assumed by Dell in connection with the Offer and Merger and converted into restricted stock units to acquire a number of shares of common stock of Dell based on an exchange ratio described in the Merger Agreement.

Each restricted stock award outstanding immediately prior to the Effective Time will be cancelled and each share of 3PAR’s common stock subject to a restricted stock award will be converted automatically into the right to receive an amount of cash equal to the Offer Price, which shall be subject to, and payable to the holder of such restricted stock award, in accordance with the vesting schedule applicable to such restricted stock award as in effect immediately prior to the Effective Time.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder and hold your Shares as a capital asset, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger may not be a taxable transaction for U.S. federal income tax purposes but may be taxable in the applicable Non-U.S. jurisdiction. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger. This is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., which is the information agent for the Offer (the “Information Agent”) at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

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To the Holders of Shares of

Common Stock of 3PAR Inc.:

INTRODUCTION

We, Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), are offering to purchase for cash all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR” or the “Company”), at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 15, 2010 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and 3PAR. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into 3PAR (the “Merger”) with 3PAR continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Dell, the Purchaser or 3PAR, or direct or indirect wholly-owned subsidiaries of Dell, the Purchaser or 3PAR, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be cancelled and extinguished and automatically converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes, upon the surrender of the certificate representing such Share.

In connection with the execution of the Merger Agreement, certain stockholders of 3PAR and their affiliates, if applicable, who hold approximately 33% of the outstanding stock of 3PAR (the “Tendering Stockholders”) have entered into a tender and voting agreement with Dell and the Purchaser (the “Tender and Voting Agreement”), which provides, among other things, that the Tendering Stockholders will irrevocably tender their Shares in the Offer and vote their Shares in favor of adopting the Merger Agreement, if applicable. In addition, the Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Offer and Merger. The Tender and Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, and (iii) the Effective Time.

The Merger Agreement and the Tender and Voting Agreement are more fully described in Section 11 — “The Transaction Agreements,” which also contains a discussion of the treatment of stock options and other 3PAR equity awards.

Tendering stockholders who are record owners of their Shares (i.e. a stock certificate has been issued to such tendering stockholder) and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The 3PAR Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors unanimously recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and receipt of requisite regulatory approvals under the antitrust laws of Austria and Ukraine, and (iii) other customary conditions (as described in Section 15 — “Certain Conditions of the Offer”). The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by Dell and the Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within ninety (90) days following the then scheduled expiration of the Offer in accordance with the terms and conditions thereof (other than the Top-Up Option (as defined below)). See Section 15 — “Certain Conditions of the Offer.”

3PAR has informed us that, as of August 13, 2010, there were (i) 62,828,936 Shares issued and outstanding, including 712 restricted stock awards, (ii) 12,345,318 Shares reserved for future issuance under the Company Stock Plans (as defined in the Merger Agreement), (iii) 2,898,355 Shares reserved for future issuance under 3PAR’s 2007 employee stock purchase plan and (iv) outstanding options to purchase 10,925,583 Shares and 1,123,294 restricted stock units. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of 3PAR, if required by Delaware law. Pursuant to 3PAR’s Certificate of Incorporation, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of 3PAR’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of the stockholders of 3PAR. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of 3PAR. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), without any action or vote on the part of the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, Dell and 3PAR are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, 3PAR has granted to Dell and the Purchaser an option (the “Top-Up Option”) to purchase from 3PAR, subject to the terms and conditions of the Merger Agreement, the number of authorized and unissued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Dell and/or the Purchaser at the time of such exercise, will constitute one-hundred (100) Shares more than 90% of the Shares outstanding, assuming the issuance of all Shares that are issuable within ten (10) business days after the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, at a price per Share equal to the Offer Price.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of 3PAR. According to 3PAR, as of the close of business on August 13, 2010, there were (i) 62,828,936 Shares issued and outstanding, including 712 restricted stock awards, (ii) 12,345,318 Shares reserved for future issuance under the Company Stock Plans (as defined in the Merger

Agreement), (iii) 2,898,355 Shares reserved for future issuance under 3PAR’s 2007 employee stock purchase plan and (iv) outstanding options to purchase 10,925,583 Shares and 1,123,294 restricted stock units.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as set forth under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, September 20, 2010, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

There is no financing condition to the Offer. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in the United States and receipt of requisite regulatory approvals under the antitrust laws of Austria and Ukraine, and (iii) other customary conditions (as described in Section 15 — “Certain Conditions of the Offer”). The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn a number of Shares that, together with the Shares then owned by Dell and the Purchaser (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchange securities and similar rights that are then, or then scheduled to become, exercisable within ninety (90) days following the then scheduled expiration of the Offer in accordance with the terms and conditions thereof (other than the Top-Up Option (as defined below)). See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that: (i) we will extend the Offer for any period required by any law, or any rule or regulation of the United States Securities and Exchange Commission (the “SEC”) or the New York Stock Exchange (the “NYSE”), in any such case which is applicable to the Offer; (ii) in the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in Section 15 — “Certain Conditions of the Offer”, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of up to ten (10) business days each (or any longer period as may be approved in advance by 3PAR) in order to permit the satisfaction of all of the conditions to the Offer; and (iii) in the event that 3PAR has delivered a Recommendation Change Notice or a Superior Proposal Notice (each as defined below) we will extend the Offer until the expiration of the three (3) business day period following such delivery of such Recommendation Change Notice or Superior Proposal Notice. However, we will not extend the Offer if the Merger Agreement is terminated pursuant to its terms or if prohibited by law.

We have agreed in the Merger Agreement that, without the prior written consent of 3PAR, we will not, (i) waive the Minimum Condition or the Antitrust Approvals or the Illegality Conditions (each as defined in Section 15 — “Certain Conditions of the Offer”); and (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner described below, (D) imposes conditions to the Offer other than those set forth in Section 15 — “Certain Conditions of the Offer”, (E) modifies the conditions set forth in Section 15 — “Certain Conditions of the Offer” or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, Dell expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer, increase the Offer Price or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment for, Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required.

For purposes of the Offer, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, the definition of business day set forth in the Merger Agreement, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement provides that, if upon the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the offer, we do not beneficially own at least 90% of the Shares then outstanding assuming exercise in full of the Top-Up Option, we may in our sole discretion provide for one or more subsequent offering periods (each a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three (3) business days and not more than twenty (20) business days following the expiration of the Offer during which stockholders may tender Shares not tendered in the Offer and receive the same Offer Price paid in the Offer. During a Subsequent Offering Period, the Purchaser will promptly pay for Shares that are validly tendered during such Subsequent Offering Period, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so (subject to the terms of the Merger Agreement). If we elect to provide a Subsequent Offering Period in accordance with the Merger Agreement, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer.

3PAR has provided us with 3PAR’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other documents related to the Offer, will be mailed to record holders of Shares whose names appear on 3PAR’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (if permitted under the Merger Agreement) of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in accordance with the Merger Agreement in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable laws regulating antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us with this Offer to Purchase, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery provided by us with this Offer to Purchase.

Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Dell, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment.  By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the stockholders of 3PAR, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the stockholders of 3PAR.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary or from the IRS at www.irs.gov) in order to avoid backup withholding.

Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 22, 2010. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Dell, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to beneficial owners who hold Shares (each, a “Stockholder,” and collectively, “Stockholders”) as capital assets. In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders who exercise statutory appraisal rights, (ii) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, those whose functional currency is not the U.S. dollar, tax-exempt organizations and certain former U.S. citizens or long-term residents of the United States) or (iii) Stockholders who acquired Shares in connection with stock option, stock purchase, stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that the Shares are not U.S. real property interests within the meaning of section 897 of the Code. In addition, this summary does not address any U.S. federal estate or gift tax or alternative minimum tax consequences, nor any state, local or foreign tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY. THIS IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAWS.

U.S. Holders.  For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a current rate of 28% or at a rate of 31% if paid after December 31, 2010. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders.  The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a Stockholder, other than a partnership, that is not a U.S. Holder.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

(a) the gain on the exchange, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a U.S. trade or business (and, if an income tax treaty applies, such gain is attributable to a permanent establishment in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis at graduated rates, on the gain derived from the sale or exchange. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is described in (b) above, such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or exchange of Shares, which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Backup Withholding Tax and Information Reporting.  Proceeds from the sale of Shares exchanged for cash in the Offer or the Merger effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing the Depositary with an IRS Form W-8BEN, or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business) or otherwise establishes an exemption. Proceeds from the sale of Shares effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing the Depositary with an IRS Form W-8BEN, or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business) or otherwise establishes an exemption.

If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and the Non-U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends.

The Shares were listed on the NYSE Arca under the symbol “PAR” from 3PAR’s initial public offering on November 16, 2007, until December 11, 2008, when the listing of the Shares was transferred to the NYSE under the same symbol.

The following table sets forth for the indicated periods the high and low intra-day prices of the Shares as reported by the NYSE Arca (until December 10, 2008) and the NYSE (since December 11, 2008).

	Common Stock Price
Fiscal Period	High	Low

Fiscal Year ending March 31, 2009
First Quarter:	$11.45	$6.02
Second Quarter:	$11.14	$5.21
Third Quarter:	$8.75	$4.25
Fourth Quarter:	$9.29	$5.93
Fiscal Year ending March 31, 2010
First Quarter:	$12.80	$6.43
Second Quarter:	$12.98	$8.37
Third Quarter:	$12.46	$8.99
Fourth Quarter:	$13.67	$9.00
Fiscal Year ending March 31, 2011
First Quarter:	$11.00	$8.65
Second Quarter (through August 20, 2010):	$18.12	$9.02

On August 13, 2010, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing price of the Shares on the NYSE was $9.65 per Share. On August 20, 2010, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $18.04 per Share. The Offer Price represents a premium of approximately 87% over the closing price of the Shares on the NYSE on August 13, 2010, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 83% over the average price of the Shares for the thirty day period ended August 13, 2010, and a premium of approximately 78% over the average price of the Shares for the twelve month period ended August 13, 2010. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC, 3PAR has never declared or paid cash dividends on the Shares and it has no current plans to pay any dividends in the future. Under the Merger Agreement, 3PAR is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Dell.

7.	Certain Information Concerning 3PAR.

Except as specifically set forth herein, the information concerning 3PAR contained in this Offer to Purchase has been taken from or is based upon information furnished by 3PAR or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to 3PAR’s public filings with the SEC (which may be obtained and inspected as described below under “Available Information”) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning 3PAR, whether furnished by 3PAR or contained in such documents and records, or for any failure by 3PAR to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  3PAR, Inc. is a Delaware corporation with its principal offices located at 4209 Technology Drive, Fremont, California 945385. The telephone number for 3PAR is (510) 413-5999. 3PAR is a provider of utility storage solutions for mid-sized to large enterprises, financial services firms, cloud computing service providers, consumer-oriented Internet/Web 2.0 companies and government entities. Its utility storage products offer simple, efficient and scalable tiered storage arrays designed to enhance the economics and performance of storage. 3PAR’s utility storage solution is designed to provision storage services rapidly and simply, reduce administrative cost, improve server and storage utilization, lower power requirements and scale efficiently to support the continuous growth of data.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, 3PAR is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning 3PAR’s directors and officers, their remuneration, stock options, stock appreciation rights or restricted stock units granted to them, the principal holders of 3PAR’s securities, any material interests of such persons in transactions with 3PAR and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on July 29, 2010 and distributed to 3PAR’s stockholders. Such information also will be available in 3PAR’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including 3PAR, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by 3PAR at 3PAR’s website at http://www.3PAR.com

Summary Financial Information.  Set forth below is certain summary financial information for 3PAR and its consolidated subsidiaries excerpted from 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. More comprehensive financial information is included in such reports and other documents filed by 3PAR with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Three Months Ended		Year Ended
	June 30,		March 31,
	2010	2009	2010	2009
	(In thousands, except per share amounts)

Operating Data:
Total revenues	$54,261	$44,469	$194,284	$184,721
Loss from operations	(1,566)	(2,088)	(3,333)	(2,022)
Net loss	(1,841)	(1,799)	(3,184)	(959)
Net loss per common share, basic and diluted	(0.03)	(0.03)	(0.05)	(0.02)

	June 30,		March 31,
	2010	2009	2010	2009
	(In thousands)

Balance Sheet Data:
Total assets	$214,173	$189,428	$212,298	$192,819
Total liabilities	75,500	64,009	75,068	68,290
Total stockholders’ equity	138,673	125,419	137,230	124,529

Projected Financial Information.  In connection with Dell’s due diligence review, 3PAR provided to Dell certain projected financial information concerning 3PAR. Although Dell was provided with these projections, it did not base its evaluation of 3PAR on these projections. None of Dell or any of its affiliates or representatives participated in preparing, and they do not express any view on, the projections summarized below, or the assumptions underlying such information. The summary of the 3PAR projections is not included in this Offer to Purchase in order to influence any 3PAR stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

These internal financial projections were prepared solely by 3PAR for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither 3PAR’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions made by 3PAR with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to 3PAR’s business, all of which are difficult to predict and many of which are beyond 3PAR’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, 3PAR’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in 3PAR’s reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by 3PAR’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond 3PAR’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that 3PAR, Dell, the Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of 3PAR, Dell, the Purchaser or any of their respective financial advisors or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of 3PAR, Dell, the Purchaser or any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of 3PAR by Dell and Purchaser pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of 3PAR to delay or cancel purchases of 3PAR’s services pending the consummation of the Offer and the Merger or the clarification of Dell’s intentions with respect to the conduct of 3PAR’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of 3PAR to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by 3PAR, Dell or the Purchaser that they are viewed by 3PAR, Dell or the Purchaser as material information of 3PAR, and in fact 3PAR views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These internal financial projections are not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but only because these internal financial forecasts were made available by 3PAR to Dell. In addition, 3PAR provided the same information to its own financial advisors. The information from these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding 3PAR contained elsewhere in this Offer to Purchase and 3PAR’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in 3PAR’s projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Offer to Purchase.

3PAR Three-Year Financial Plan

The 3PAR Three-Year Financial Plan included the following estimates of 3PAR’s future financial performance for fiscal years 2011 through 2013.

	Fiscal Year Ending March 31,
	2011	2012	2013
	(In millions)

Total revenue	$240.1	$308.8	$401.8
Operating Income (non-GAAP)(1)	$11.1	$31.3	$71.5
Operating Income (GAAP)	$(1.4)	$15.1	$50.4
Net Income (non-GAAP)(2)	$10.9	$28.4	$53.8
Net Income (GAAP)	$(1.6)	$85.1	$32.7
GAAP to Non-GAAP Reconciliation
Stock-Based Compensation	$12.5	$16.3	$21.1
Release of Valuation Allowance Against the Deferred Tax Asset		$(73.0)

(1)	Defined to exclude the following charge from GAAP operating income: stock-based compensation expense.

(2)	Defined to exclude the following from GAAP net income: stock-based compensation expense and a one-time benefit as a result of the release of valuation allowance against the deferred tax asset that is projected to occur in the third quarter of the fiscal 2012.

In developing the prospective financial information for fiscal years 2011 through 2013 included in the 3PAR Three-Year Financial Plan, 3PAR made numerous assumptions about 3PAR’s industry, markets, products and services and ability to execute on 3PAR’s business plans. In particular, 3PAR has assumed that:

•	The global economic recovery will continue and accelerate over time, resulting in increased revenues and profits in all regions.

•	3PAR’s investment in its North America channel strategy and Asia-Pacific expansion will be successfully executed during the first half of the fiscal year 2011 and will start contributing to revenue and profit growth in the second half of fiscal year 2011 and forward.

•	No material changes to 3PAR’s competitive landscape will occur.

Among the other more significant assumptions are the following:

•	The prospective financial information assumes that 3PAR’s business would be operated on an organic basis and does not anticipate any acquisitions or divestitures during the periods covered by such information.

•	With respect to the 3PAR Three-Year Financial Plan, the prospective financial information assumes that overall consolidated sales would grow from $194.3 million in fiscal year 2010 to $401.8 million in fiscal year 2013, representing a compound annual growth rate of 27.4%.

•	With respect to operating income (non-GAAP), supporting the projected increases are the following key assumption drivers: increased revenue coupled with decreased operating expenses as a percentage of total revenue for all of the major components of operating expenses.

•	With respect to net income (non-GAAP), the foregoing assumptions are also relevant, as well as the following key assumptions: release of valuation allowance against the deferred tax asset that would result in an increase in tax rates starting from the fourth quarter of fiscal year 2012, and increased interest income as 3PAR grows its cash position on its balance sheet.

8.	Certain Information Concerning Dell and the Purchaser.

Dell Inc. is a Delaware corporation. Dell’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682. The telephone number of Dell’s principal executive offices is (800) BUY-DELL. Dell is a leading integrated technology solutions provider in the IT industry. Dell built its reputation through listening to customers and developing solutions that meet customer needs. Dell is focused on providing long-term value creation through the delivery of customized solutions that make technology more efficient, more accessible, and easy to use.

Dell’s enterprise solutions include servers, storage, as well as related services, software and peripherals. Client products include mobility, desktop products, and also related services, software and peripherals. Dell’s services include a broad range of configurable IT and business services, including infrastructure technology, consulting and applications, and business process services.

The Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of Dell. The Purchaser was organized by Dell to acquire 3PAR and has not conducted any unrelated activities since its organization. The Purchaser’s principal executive offices are located at the same address as Dell’s principal executive office listed above, and its telephone number at that address is the same telephone number as Dell’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Dell are listed in Schedule I to this Offer to Purchase.

Except as described in Dell’s Current Report on Form 8-K filed on July 22, 2010 (which is incorporated herein by reference to this Offer to Purchase), during the last five years, none of the Purchaser, Dell or, to the best knowledge of the Purchaser and Dell, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, none of Dell, the Purchaser or, to the best knowledge of Dell and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Dell or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days.

Except as set forth in this Offer to Purchase, none of Dell, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Dell and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with 3PAR or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Dell, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Dell and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and 3PAR or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of 3PAR securities, an election of 3PAR directors or a sale or other transfer of a material amount of 3PAR assets during the past two years.

Available Information.  Dell is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to 3PAR in Section 7 — “Certain Information Concerning 3PAR.”

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $1.14 billion to purchase all of the Shares pursuant to the Offer and the Merger and pay all related fees and expenses. Dell will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger. The Offer is not conditioned upon Dell’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Dell expects to obtain the necessary funds from cash on hand and/or short-term borrowings under its commercial paper program. Dell does not anticipate a need for any alternative sources of financing for the Offer and the Merger.

Dell has a commercial paper program that allows Dell to obtain favorable short-term borrowing rates. If Dell elects to use its commercial paper program to provide financing for the Offer and the Merger, Dell will issue commercial paper only to qualified institutional buyers or accredited investors. Dell expects such commercial paper to be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance and the maturities of such commercial paper which may not exceed 397 days. A copy of the Issuing and Paying Agency Agreement and the form of the Commercial Paper Dealer Agreement with respect to Dell’s commercial paper program are attached as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO, which are incorporated herein by reference, and the foregoing summary of Dell’s commercial paper is qualified by reference to such agreements. Additionally, Dell might seek to raise additional indebtedness for general corporate purposes, including refinancing other debt, depending on market conditions.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Dell is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with 3PAR.

As part of its ongoing evaluation of Dell’s business and strategic direction, our board of directors and senior members of our management, on occasion with outside financial and legal advisors, have from time to time evaluated strategic alternatives and prospects for acquisitions.

In late 2009 and early 2010, Dell and 3PAR explored a potential reseller arrangement between the two companies. After several discussions, however, the companies determined not to move forward with a reseller arrangement at that time.

On May 7, 2010, David C. Scott, the President and Chief Executive Officer of 3PAR, had an informal discussion with Michael S. Dell, the Chairman of the Board and Chief Executive Officer of Dell, and Dave Johnson, the Senior Vice President of Corporate Strategy of Dell, concerning a range of possible commercial relationships between 3PAR and Dell. Messrs. Scott and Dell agreed that such a relationship could have significant benefits for both companies and, therefore, agreed to further consider such a relationship with their respective business teams.

On July 16, 2010, Mr. Scott contacted representatives of Dell to ascertain their potential interest in acquiring 3PAR at this time. The representatives of Dell expressed interest in pursuing a potential acquisition of 3PAR.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between 3PAR, on the one hand, and Dell, on the other hand, 3PAR entered into a confidentiality agreement with Dell on July 17, 2010.

On July 22, 2010, certain members of 3PAR’s senior management team delivered in-person presentations to representatives of Dell related to 3PAR’s business and operations. In addition, on July 23, 2010, representatives of Dell conducted follow-up sessions regarding certain financial matters pertaining to 3PAR as part of Dell’s due diligence activities.

On July 30, 2010, Mr. Dell, Mr. Johnson and Chris Kleiman, the Vice President of Corporate Development of Dell, met with Mr. Scott, and later Mr. Johnson and Mr. Kleiman met with certain members of 3PAR’s senior management team, who provided further information regarding 3PAR. Following the meeting between Mr. Johnson and Mr. Kleiman and certain members of 3PAR’s senior management team, Mr. Scott and Mr. Dell held a brief telephone call about the discussions at that meeting.

After the conclusion of these meetings, on July 30, 2010, Dell submitted to 3PAR a preliminary non-binding indication of interest to combine Dell and 3PAR in a transaction in which 3PAR stockholders would receive $15.00 to $17.00 per share in cash. Dell’s indication of interest was subject to the satisfactory completion of due diligence, but was expressly not subject to a financing condition. In addition, Dell stated that it would require that 3PAR negotiate exclusively with Dell for two weeks.

On July 31, 2010, several discussions occurred between representatives of Qatalyst Partners LP (“Qatalyst”), 3PAR’s financial advisor, and Credit Suisse Securities (USA) LLC (“Credit Suisse”), Dell’s financial advisor, regarding the proposed purchase price set forth in Dell’s July 30th indication of interest. During these discussions, representatives of Qatalyst initially advised representatives of Credit Suisse that in order for 3PAR’s board of directors to authorize 3PAR to enter into exclusive negotiations with Dell, Dell would need to increase its proposed purchase price above $17.00 per share and representatives of Qatalyst later advised representatives of Credit Suisse of a request for Dell to increase its proposed purchase price to $18.25 per share in order for 3PAR’s board of directors to authorize 3PAR to enter into exclusive negotiations with Dell. At the conclusion of these discussions, representatives of Credit Suisse informed representatives of Qatalyst that Dell would revise its indication of interest to reflect a purchase price of $18.00 per share in cash, subject to 3PAR agreeing to enter into exclusive negotiations with Dell.

On August 1, 2010, Dell submitted to 3PAR a revised non-binding indication of interest to combine Dell and 3PAR in a transaction in which 3PAR stockholders would receive $18.00 per share in cash. Dell’s indication was subject to completion of detailed due diligence, but was expressly not subject to a financing condition. The indication of interest also stated that 3PAR would be required to negotiate exclusively with Dell for two weeks.

Following a special meeting of the board of directors of 3PAR on August 1, 2010, Mr. Scott called Mr. Dell to indicate that 3PAR’s board of directors had accepted Dell’s August 1st indication of interest and 3PAR entered into an exclusivity agreement with Dell which provided for an exclusive negotiation period through August 15, 2010.

On August 2, 2010, representatives of Qatalyst transmitted to representatives of Credit Suisse a draft definitive merger agreement for the transaction.

Also on August 2, 2010, Mr. Dell called Jeffrey A. Price, 3PAR’s Chief Technical Officer, System Design and a member of 3PAR’s board of directors to indicate that Mr. Dell was looking forward to pursuing the acquisition of 3PAR.

During the weeks of August 2 and August 9, 2010, 3PAR’s senior management team held a series of due diligence sessions with representatives of Dell and Credit Suisse. In addition, on August 2, 2010, 3PAR granted access to an electronic data room to representatives of Dell and its outside advisors, including Credit Suisse and Debevoise & Plimpton LLP (“Debevoise”), Dell’s outside legal counsel. Until August 15, 2010, Dell conducted its due diligence investigation of 3PAR. Dell’s due diligence consisted of a review of the data and other materials made available in the electronic data room, various conference calls with representatives of 3PAR and its outside advisors, and in-person meetings with representatives of 3PAR and its outside advisers.

On August 3, 2010, Mr. Dell called Mr. Scott to discuss integration issues and communications plans upon the signing of the Merger Agreement.

On August 7, 2010, representatives of Debevoise delivered a revised draft of the merger agreement and a draft tender and voting agreement to Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), 3PAR’s outside legal counsel. Among other terms, the draft merger agreement proposed a termination fee of 4.75% of the equity value of the transaction and the reimbursement to Dell of all or a portion of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination.

Representatives of Wilson Sonsini transmitted a further revised draft of the merger agreement to representatives of Debevoise on August 10, 2010.

On August 10, 2010, Mr. Dell had a call with Mr. Scott to discuss the progress of the plan for the announcement of the transactions contemplated by the Merger Agreement.

On August 11, 2010, representatives of Wilson Sonsini and Debevoise discussed the terms of the definitive merger agreement in an effort to resolve as many of the open items as possible. The key terms that remained unresolved after this discussion included the amount of the termination fee, the circumstances that would give rise to 3PAR’s obligation to pay the termination fee, and whether or not 3PAR would be obligated to reimburse Dell for all or a portion of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination. Later that night, representatives of Debevoise delivered a revised draft of the merger agreement to representatives of Wilson Sonsini.

Following a special meeting of the board of directors of 3PAR on August 12, 2010, representatives of Wilson Sonsini transmitted a revised draft of the tender and voting agreement to representatives of Debevoise.

On August 13, 2010, representatives of Wilson Sonsini and Debevoise engaged in numerous discussions to resolve as many of the open items as possible in the draft merger agreement and tender and voting agreement. At the conclusion of the day, the negotiation of the definitive merger agreement and tender and voting agreement was substantially complete, except for the amount of the termination fee, the circumstances that would give rise to 3PAR’s obligation to pay the termination fee, and whether or not 3PAR would be obligated to reimburse Dell for all or a portion of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination.

On August 14, 2010, representatives of Qatalyst and Credit Suisse had several discussions regarding the key unresolved matters in the definitive merger agreement. Subject to approval of their respective clients, the representatives of Qatalyst and Credit Suisse tentatively agreed that the termination fee would be 4.25% of the equity value of the transaction and that Dell would not be reimbursed for any of its transaction related expenses if the “minimum condition” in the tender offer were not satisfied prior to final expiration or termination.

After adjournment of a special meeting of the board of directors of 3PAR on August 15, 2010, the parties executed and delivered the Merger Agreement and Tender and Voting Agreement and related documents.

On August 16, 2010, before the U.S. stock markets opened, Dell and 3PAR jointly announced the transaction.

3PAR’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by 3PAR with the SEC and mailed to 3PAR’s stockholders with this Offer to Purchase, includes additional information on the background, negotiations and other activities related to potential transactions involving 3PAR and companies other than Dell. See the section titled “Background” in Item 4 of the Schedule 14D-9.

11.	The Transaction Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Dell, the Purchaser or 3PAR. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer no later than ten (10) business days after the date of the Merger Agreement, which was August 15, 2010. The obligations of the Purchaser to (and the obligations of Dell to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, increase the Offer Price or to make any other changes in the terms and conditions of the Offer. We have agreed in the Merger Agreement that, without the prior written consent of 3PAR, we will not (i) waive the Minimum Condition, the Antitrust Conditions or the Illegality Condition (each as defined in Section 15 — “Certain Conditions of the Offer”); and (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner described below, (D) imposes conditions to the Offer other than those set forth in Section 15 — “Certain Conditions of the Offer”, (E) modifies the conditions set forth in Section 15 — “Certain Conditions of the Offer” or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

The Merger Agreement provides that, notwithstanding anything to the contrary set forth in the Merger Agreement, (i) we will extend the Offer for any period required by any law, or any rule or regulation of the SEC or the NYSE, in any such case which is applicable to the Offer; (ii) in the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in Section 15 — “Certain Conditions of the Offer”, are not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of up to ten (10) business days each (or any longer period as may be approved in advance by 3PAR) in order to permit the satisfaction of all of the conditions to the Offer; and (iii) in the event that 3PAR has delivered a Recommendation Change Notice or a Superior Proposal Notice (each as defined below) we will extend the Offer until the expiration of the three (3) business day period following such delivery of such Recommendation Change Notice or Superior Proposal Notice. However, we will not extend the Offer if the Merger Agreement is terminated pursuant to its terms or if prohibited by any law, order or any rule or regulation.

In addition, the Merger Agreement provides that, if upon the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the offer, Purchaser and Dell collectively do not beneficially own at least 90% of the Shares then outstanding assuming exercise in full of the Top-Up Option, we may in our sole discretion provide for one or more subsequent offering periods (each a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three (3) business days and not more than twenty (20) business days following the expiration of the Offer during which stockholders may tender Shares not tendered in the Offer and receive the same Offer Price paid in the Offer. During a Subsequent Offering Period, the Purchaser will promptly pay for Shares that are validly tendered during such subsequent offering period, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so (subject to the Merger Agreement). If we elect to provide a Subsequent Offering Period in accordance with the Merger Agreement, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer.

Top-Up Option.  Pursuant to the terms of the Merger Agreement following initial acceptance for payment by the Purchaser of Shares pursuant to the Offer (the “Appointment Time”), if Purchaser acquires more than a majority but less than 90% of the Shares outstanding, Purchaser has the option (the “Top-Up Option”) to purchase from 3PAR, subject to certain limitations, up to a number of additional Shares (the “Top-Up Option Shares”) sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the option, calculated on a fully-diluted basis (assuming the issuance of all Shares issuable within 10 business days after the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights). The exercise price for the Top-Up Option will equal the Offer Price and will be paid in cash or by issuance by Purchaser to 3PAR of a full recourse unsecured promissory note. Pursuant to the terms of the Merger Agreement, the Top-Up Option is exercisable at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. Under the terms of the Merger Agreement, the parties agree to use their reasonable best efforts to consummate the Merger in accordance with the short-form merger provisions of Section 253 of the DGCL (as described below) as close in time as possible to the issuance of the Top-Up Option Shares. Moreover, the Merger Agreement provides that the Top-Up Option shall not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, Purchaser will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected.

The Merger.  The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into 3PAR with 3PAR being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and 3PAR will continue as the Surviving Corporation and an indirect, wholly-owned subsidiary of Dell.

Pursuant to the Merger Agreement, each Share outstanding owned by Dell, the Purchaser or 3PAR, or by any direct or indirect wholly-owned subsidiary of Dell, the Purchaser or 3PAR, in each case immediately prior to the Effective Time, will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

Each Share that is outstanding immediately prior to the Effective Time (other than (A) Shares owned by Dell, the Purchaser or 3PAR, or by any direct or indirect wholly-owned subsidiary of Dell, the Purchaser or 3PAR, in each case immediately prior to the Effective Time, and (B) any Dissenting Company Shares (as defined below)) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes, upon the surrender of the certificate representing such share of 3PAR common stock in the manner provided in the Merger Agreement.

Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration but rather such stockholder will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. However, all Dissenting Company Shares held by stockholders who have failed to perfect or who have otherwise waived, withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL will no longer be considered to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares in the manner provided in the Merger Agreement.

The parties have agreed in the Merger Agreement that, in determining the fair value of any Dissenting Company Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of Dissenting Company Shares, none of Dell, the Purchaser, 3PAR or the Surviving Corporation will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

Vote Required to Approve Merger; Stockholders’ Meeting.  The 3PAR Board of Directors has unanimously (by all directors present) already adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under 3PAR’s Certificate of Incorporation we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if 3PAR stockholder adoption is required, 3PAR will:

•	establish a record date for, call, give notice of, convene and hold a meeting of the 3PAR stockholders (the “Company Stockholder Meeting”) as promptly as practicable for the purpose of voting upon the adoption of the Merger Agreement in accordance with the DGCL; and

•	as soon as practicable following the Appointment Time, prepare, jointly with Dell and the Purchaser, and 3PAR will file with the SEC, the proxy statement for use in connection with the solicitation of proxies from the 3PAR stockholders for use at the Company Stockholder Meeting (the “Proxy Statement”).

Unless the Merger Agreement is earlier terminated, 3PAR has agreed to include in the Proxy Statement the recommendation of 3PAR’s Board of Directors relating to the Merger and the adoption of the Merger Agreement.

If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger Agreement at a meeting of the stockholders of 3PAR without the affirmative vote of any other 3PAR stockholder.

Short-Form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. If Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, 3PAR, Dell and the Purchaser will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the stockholders of 3PAR in accordance with Section 253 of the DGCL.

3PAR Options, Restricted Stock Units and Restricted Stock Awards.  Options to purchase 3PAR’s common stock that are outstanding and vested immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive, in exchange for the cancellation of such options, an amount in cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time, and (y) the Offer Price, less the per share exercise price of such option.

Options to purchase 3PAR’S common stock which are outstanding and unvested (“Assumed Options”) immediately prior to the Effective Time will be assumed by Dell in connection with the Offer and Merger and converted into options to purchase a number of shares of common stock of Dell based on an exchange ratio described in the Merger Agreement. The Assumed Options will otherwise have the same terms as in effect prior to the conversion, except that (i) the Assumed Options will be denominated in Dell’s common stock rather than 3PAR’s common stock, as appropriately adjusted to reflect the Merger and (ii) the per share exercise price of Dell’s common stock issuable upon the exercise of each Assumed Option shall also be appropriately adjusted.

Restricted stock units which are outstanding and unvested (“Assumed RSUs”) immediately prior to the Effective Time will be assumed by Dell in connection with the Offer and Merger and converted into restricted stock units to acquire a number of shares of common stock of Dell based on an exchange ratio described in the Merger Agreement. The Assumed RSUs will otherwise have the same terms as in effect prior to the conversion, except that (i) the Assumed RSUs will be denominated in Dell’s common stock rather than 3PAR’s common stock and (ii) the underlying number of shares will be appropriately adjusted.

Each restricted stock award outstanding immediately prior to the Effective Time will be cancelled and each share of 3PAR’s common stock subject to a restricted stock award will be converted automatically into the right to receive an amount of cash equal to the Offer Price, which shall be subject to, and payable to the holder of such restricted stock award, in accordance with the vesting schedule applicable to such restricted stock award as in effect immediately prior to the Effective Time.

Representations and Warranties.  In the Merger Agreement, 3PAR has made customary representations and warranties to Dell and the Purchaser, including representations relating to: organization, existence and good standing of 3PAR; 3PAR’s capitalization; authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby; no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby; 3PAR and its subsidiaries’ compliance with all applicable laws; legal proceedings; 3PAR’s public information and financial statements; absence of undisclosed liabilities; absence of certain changes or events; taxes; property and assets; intellectual property; insurance; contracts; permits and compliance; compliance with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; labor matters; environmental matters; employee benefits; related party transactions; information supplied in the Offer documents and proxy statement; application of Section 203 of the DGCL; takeover laws; opinion of financial advisor; and brokers’ and finders’ fees.

In the Merger Agreement, Dell and the Purchaser have made customary representations and warranties to 3PAR, including representations relating to: organization, existence and good standing of Dell and the Purchaser; authorization, execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; information supplied in the Offer documents and proxy statement; governmental authority and consents required for the Merger Agreement and the transactions contemplated thereby; sufficient funds; not being an “interested stockholder” of 3PAR; the absence of litigation; brokers and finders; and operations of the Purchaser.

The representations and warranties contained in the Merger Agreement are subject to certain limitations agreed upon by Dell, the Purchaser and 3PAR in the Merger Agreement, in some cases subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by 3PAR in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Dell, the Purchaser and 3PAR, and establishing the circumstances under which Dell and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

The representations and warranties contained in the Merger Agreement terminate at the Effective Time.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as (i) contemplated by the Merger Agreement, (ii) set forth in the confidential disclosure schedules provided by 3PAR, or (iii) with the prior written consent of Dell (which consent may not be unreasonably withheld, conditioned or delayed), 3PAR will, and will cause each of its subsidiaries to, (A) carry on its business and conduct its operations in the usual, regular and ordinary course in substantially the same manner as previously conducted, and (B) use its commercially reasonable efforts, consistent with past practices and policies, to (I) keep available the services of the current officers, key employees and consultants of 3PAR and each of its subsidiaries, (II) preserve the current relationships of 3PAR and each of its subsidiaries with customers, suppliers and other persons or entities with whom 3PAR or any of its subsidiaries has significant business relations, (III) maintain all of its material operating assets in their current condition (normal wear and tear excepted) and (IV) maintain and preserve its business organization and its material rights and franchises.

Between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, 3PAR is subject to customary operating covenants and restrictions (subject to certain exceptions specified in the Merger Agreement) including that 3PAR will not:

•	amend its certificate of incorporation or bylaws or comparable organizational documents or create any new subsidiaries;

•	issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any of 3PAR’s or its subsidiaries’ capital stock or other equity interests, with certain exceptions;

•	directly or indirectly acquire, repurchase or redeem any of 3PAR’s or its subsidiaries’ capital stock or other equity interests, with certain exceptions;

•	(A) split, combine, subdivide or reclassify any shares of capital stock, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned subsidiary of 3PAR to 3PAR or one of its wholly-owned subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of 3PAR or any of its subsidiaries, except for the transactions contemplated by the Merger Agreement;

•	(A) redeem, repurchase, prepay, defease, cancel, incur, create, assume or otherwise acquire or modify in any material respect any long-term or short-term debt for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of 3PAR or any of its subsidiaries or enter into any agreement having the economic effect of any of the foregoing, with certain exceptions, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except with respect to obligations of direct or indirect wholly-owned subsidiaries of 3PAR, (C) make any loans, advances or capital contributions to or investments in any other person or entity (other than 3PAR or any direct or indirect wholly-owned subsidiaries), except for travel advances and business expenses in the ordinary course of business consistent with past practice to employees of 3PAR or any of its subsidiaries, or (D) mortgage or pledge any of 3PAR’s or its subsidiaries’ assets, or create or suffer to exist any Lien thereupon (other than Permitted Liens) (each such term as defined in the Merger Agreement), except pursuant to the terms of any letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement;

•	except as may be required by applicable law or the terms of any employee benefit plan of 3PAR or its subsidiaries as in effect on the date of the Merger Agreement or as contemplated by the Merger Agreement, (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance, change in control, pension, retirement, collective bargaining or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, (B) increase the compensation payable or to become payable of any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, except in the ordinary course of business consistent with past practice with respect to any employee who is not a director or executive officer, except in any such case (1) in connection with the hiring of new employees who are not directors or executive officers in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business consistent with past practice, (C) grant or pay any severance or termination pay to (or amend any such existing arrangement with) any current or former director, officer, employee or independent contractor of 3PAR or any of its subsidiaries, except in the ordinary course of business consistent with past practice with respect to any independent contractor or employee who is not a director or executive officer or (D) increase benefits payable under any existing severance or termination pay policies or employment agreements;

•	settle any pending or threatened legal proceeding, except for the settlement of any legal proceeding (A) for solely money damages not in excess of $250,000 individually or $500,000 in the aggregate and (B) as would not be reasonably likely to have any adverse impact on any other legal proceedings;

•	except as may be required as a result of a change in applicable law or in generally accepted accounting principals, as applied in the United States, make any material change in any of the accounting methods, principles or practices used by it or change an annual accounting period;

•	(A) make or change any material tax election, (B) settle or compromise any material federal, state, local or foreign income tax liability, (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, (D) change any annual tax accounting period or method of tax accounting, (E) file any materially amended tax return, (F) enter into any closing agreement with respect to any tax or (G) surrender any right to claim a material tax refund;

•	other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other person or entity or any material equity interest therein or (B) dispose of any properties or assets of 3PAR or its subsidiaries, which are material to 3PAR and its subsidiaries, taken as a whole;

•	make any capital expenditures other than capital expenditures provided for in the capital budget provided to Dell prior to the date of the Merger Agreement and set forth on the confidential disclosure schedule provided by 3PAR;

•	make any changes or modifications to any investment or risk management policy or other similar policies (including with respect to hedging) or any cash management policy;

•	permit any insurance policy naming 3PAR or any of its subsidiaries as a beneficiary or a loss payable payee to lapse, be canceled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

•	other than in the ordinary course of business, enter into, amend in any material respect, terminate or fail to renew any Material Contract (as defined in the Merger Agreement), or any other contract that would have been a Material Contract had it not been amended, terminated or non-renewed prior to the date of the Merger Agreement; or

•	enter into a contract to or otherwise authorize, commit, resolve, propose or agree to take any of the foregoing actions.

No Solicitation Provisions.  The Merger Agreement provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, 3PAR and its subsidiaries will not, nor will they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other agent or representative (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal (as defined below), (ii) furnish to any person or entity (other than Dell, the Purchaser or any designees of Dell or the Purchaser) any non-public information relating to 3PAR or any of its subsidiaries, or afford to any person or entity (other than Dell, the Purchaser or any designees of Dell or the Purchaser) access to the business, properties, assets, books, records or other information, or to any personnel, of 3PAR or any of its subsidiaries, in any such case that would reasonably be expected to induce the making, submission or announcement of, or encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any person or entity with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, (v) enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an Acquisition Transaction, or (vi) resolve or agree to do any of the foregoing.

However, the Merger Agreement also provides that, prior to the Appointment Time, the 3PAR Board of Directors may, directly or indirectly through 3PAR’s Representatives, (i) participate or engage in discussions or negotiations with any person or entity that has made a bona fide, written and unsolicited Acquisition Proposal that the 3PAR Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), and/or (ii) furnish to any person or entity that has made a bona fide, written and unsolicited Acquisition Proposal that the 3PAR Board of Directors determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or is reasonably likely to lead to a Superior Proposal any non-public information relating to 3PAR and access to the business, properties, assets, books, records or other non-public information, or to any personnel, of 3PAR or any of its subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement, the terms of which are no less favorable to 3PAR than those contained in the confidentiality agreement with Dell (except that such confidentiality agreement need not contain a “standstill” or other similar provision that prohibits such third party from making any proposal to acquire 3PAR, acquire securities of 3PAR, nominate for election members of the 3PAR Board of Directors or take any other action), provided that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the 3PAR Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Delaware law, (B) 3PAR gives Dell not less than 24 hours prior written notice of the identity of such person or entity and the material terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case 3PAR will give Dell a copy thereof) and of the 3PAR’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such person or entity, and (C) contemporaneously with furnishing any non-public information to such person or entity, 3PAR furnishes such non-public information to Dell to the extent such information has not been previously furnished by 3PAR to Dell. 3PAR will provide Dell with a correct and complete copy of any confidentiality agreement entered into within 24 hours of the execution thereof. 3PAR will not terminate, waive, amend, release or modify any material provision of any confidentiality agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal, and will enforce the material provisions of any such agreement and will provide Dell with copies of any additional written documentation delivered to 3PAR or any of its subsidiaries or its or its subsidiaries’ Representatives in connection therewith.

The Merger Agreement also contains a provision that 3PAR will promptly (and in any event within 24 hours following receipt) notify Dell orally and in writing if 3PAR or any of its subsidiaries or any of its or its subsidiaries’ Representatives receives (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, such notice to include the terms and conditions of such Acquisition Proposal, request or inquiry (including a copy, if made in writing, or a written summary, if made orally), and the identity of the person or entity or group making any such Acquisition Proposal, request or inquiry. 3PAR will keep Dell informed on a current basis of the status and terms of any such Acquisition Proposal, request or inquiry, and any material developments related thereto.

The Merger Agreement further contains a provision that the 3PAR Board of Directors may (i) take and disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) make any disclosure to the 3PAR stockholders that the 3PAR Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Delaware law, provided that, in either such case, any such statement(s) or disclosures made by the 3PAR Board of Directors will be subject to the terms and conditions of the Merger Agreement, including the termination provisions.

As used in the Merger Agreement, an “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal by Dell or the Purchaser) to engage in an Acquisition Transaction.

As used in the Merger Agreement, an “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) the purchase or other acquisition from 3PAR by any person or entity or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or entity or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or entity or “group” beneficially owning more than twenty percent (20%) of the Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination or other similar transaction involving 3PAR pursuant to which the stockholders of 3PAR immediately preceding such transaction hold less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such transaction; (iii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of 3PAR and its subsidiaries taken as a whole (measured by the fair market value thereof); or (iv) a liquidation, dissolution or other winding up of 3PAR and its subsidiaries, taken as a whole.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal, not obtained in breach of the applicable provisions of the Merger Agreement, for an Acquisition Transaction on terms that the 3PAR Board of Directors have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the timing and likelihood of consummation of such Acquisition Transaction, would be more favorable to 3PAR stockholders (in their capacity as such) than the Offer and the Merger. For purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “more than eighty five percent (85%),” and the reference to “eighty percent (80%)” in the definition of “Acquisition Transaction” will be deemed to be a reference to “fifteen percent (15%).”

3PAR’s Recommendation.  Pursuant to the Merger Agreement, neither the 3PAR Board of Directors nor any committee thereof will (i) fail to make the Company Board Recommendation (as defined below) to the holders of the Shares, (ii) withhold, withdraw, amend or modify in a manner adverse to Dell, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Dell, the Company Board Recommendation, (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal will be considered a breach of this clause (iii)), or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to herein as an “Company Board Recommendation Change”).

However, if, at any time prior to the Appointment Time, the 3PAR Board of Directors receives a Superior Proposal or there occurs an Intervening Event (as defined below), the 3PAR Board of Directors may effect a Company Board Recommendation Change provided that (i) the 3PAR Board of Directors determines in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Delaware law, and in the case of a Superior Proposal, the 3PAR Board of Directors approves or recommends such Superior Proposal; (ii) 3PAR has notified Dell in writing that it intends to effect a Company Board Recommendation Change, describing in reasonable detail the reasons, including the material terms and conditions of any such Superior Proposal and a copy of the final form of any related agreements or a description in reasonable detail of such Intervening Event, as the case may be, for such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice will not constitute a Company Board Recommendation Change for purposes of the Merger Agreement); (iii) if requested by Dell, 3PAR has made its Representatives available to discuss and negotiate in good faith with Dell’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the three (3) business day period following delivery by 3PAR to Dell of such Recommendation Change Notice; and (iv) if Dell delivers to 3PAR a written proposal capable of being accepted by 3PAR to alter the terms or conditions of the Merger Agreement during such three (3) business day period, the 3PAR Board of Directors determines in good faith (after consultation with outside legal counsel), after considering the terms of such proposal by Dell, that a Company Board Recommendation Change is still necessary in light of such Superior Proposal or Intervening Event in order to comply with its fiduciary duties to the 3PAR stockholders under applicable Delaware law. Any material amendment or modification to any Superior Proposal will be deemed to be a new Superior Proposal. 3PAR will keep confidential any proposals made by Dell to revise the terms of the Merger Agreement, other than in the event of any amendment to the Merger Agreement and to the extent required to be disclosed in any filing by 3PAR with the SEC.

As used in the Merger Agreement, “Company Board Recommendation” means the 3PAR Board of Directors’ recommendation that holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

As used in the Merger Agreement, “Intervening Event” means an event, fact, circumstance or development, unknown to the 3PAR Board of Directors as of the date of the Merger Agreement which becomes known prior to the Appointment Time.

Indemnification and Insurance.  The Merger Agreement provides that the Surviving Corporation and its subsidiaries will honor and fulfill the obligations of 3PAR and its subsidiaries under any indemnification agreements between 3PAR or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of 3PAR or any of its subsidiaries prior to the Appointment Time (the “Indemnified Persons”). In addition, until the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will indemnify each Indemnified Person in respect of acts/omissions in such Indemnified Person’s capacity as a director, officer, employee or agent of 3PAR or any of its subsidiaries or any of the transactions contemplated by the Merger Agreement.

Furthermore, until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect 3PAR’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, provided that in satisfying such obligations, Dell and the Surviving Corporation will not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by 3PAR for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed such amount, Dell and the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

Prior to the Effective Time, 3PAR may purchase a six-year “tail” or runoff policy under 3PAR’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies, provided that the aggregate cost for such “tail” or runoff policy does not exceed five-hundred percent (500%) of the current annual premiums paid by 3PAR for directors’ and officers’ and fiduciary liability insurance policies.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) prior to the Effective Time, of each of the following conditions:

•	(a) If the 3PAR stockholders are required under Delaware law to adopt the Merger Agreement in order to consummate the Merger, the required stockholder approval has been obtained;

•	(b) The Purchaser has accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; and

•	(c) No governmental authority of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Employee Matters.  For a period of one year following the Effective Time, the Surviving Corporation will provide (i) at least the same level of base salary or base wages to each Continuing Employee (as defined in the Merger Agreement) as the base salary or base wages provided to each such Continuing Employee immediately prior to the Effective Time, and (ii) benefits and severance payments (other than equity based benefits, change in control benefits and individual employment agreements) to each Continuing Employee employed in the United States that, taken as a whole, are substantially similar in the aggregate to the benefits and severance payments (other than equity based benefits, change in control benefits and individual employment agreements) provided to similarly situated employees of Dell and its subsidiaries.

The Merger Agreement also provides that from and after the Effective Time, the Surviving Corporation will honor all 3PAR employee plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Appointment Time. At Dell’s request, 3PAR will terminate, effective no later than the day immediately preceding the Appointment Time, the 3PAR 401(k) plan. If such a plan termination occurs, 3PAR employees will be able to elect to roll their account balances over into a Dell 401(k) plan, including outstanding loans.

Board of Directors.  The Merger Agreement provides that effective upon the Appointment Time and from time to time thereafter, Dell will be entitled to designate up to such number of directors on the 3PAR Board of Directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the 3PAR Board of Directors (giving effect to any increase in the number of directors as described in this paragraph) and (y) a fraction, the numerator of which is the number of Shares beneficially owned by Dell and the Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then-outstanding Shares. Following a request by Dell, 3PAR will, to the extent permitted by applicable laws and the certificate of incorporation of 3PAR, take at 3PAR’s expense all action necessary to cause the individuals so designated by Dell to be elected or appointed to the 3PAR Board of Directors, including (at the election of Dell) by increasing the size of the 3PAR Board of Directors or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Dell to be elected or appointed to the 3PAR Board of Directors. Notwithstanding the foregoing, from the Appointment Time until the Effective Time, 3PAR will use its commercially reasonable efforts to cause the 3PAR Board of Directors to always have at least three (3) directors who are directors on the date of the Merger Agreement, who are not employed by 3PAR and who are not affiliates or employees of Dell or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NYSE (the “Continuing Directors”).

Following the election or appointment of Dell’s designees to the 3PAR Board of Directors and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization will constitute the authorization of the 3PAR Board of Directors and no other action on the part of 3PAR, including any action by any other director of 3PAR, will be required to authorize) (i) any amendment or termination of the Merger Agreement on behalf of 3PAR, (ii) any amendment of the Merger Agreement requiring action by the 3PAR Board of Directors, (iii) any extension of time for performance of any obligation or action thereunder by Dell or the Purchaser, (iv) any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of 3PAR, (v) any amendment of the certificate of incorporation or bylaws of 3PAR that would adversely affect the stockholders of 3PAR, and (vi) any other action to be taken or not to be taken on behalf of 3PAR under or in connection with the Merger Agreement or the transactions contemplated thereby, provided that following the Appointment Time, Dell may cause its designees elected or appointed pursuant to the Merger Agreement to withdraw or modify any Company Board Recommendation Change that may have been made prior to such time without the approval of the majority of the Continuing Directors. The Continuing Directors will have the authority to retain counsel (which may include current counsel to the 3PAR) at the expense of 3PAR for the purpose of fulfilling their obligations thereunder, and will have the authority, after the Appointment Time, to institute any action on behalf of 3PAR to enforce the performance of the Merger Agreement in accordance with its terms.

Termination.  The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time (it being agreed that the party terminating the Merger Agreement will give prompt written notice of such termination to the other party or parties to the Merger Agreement):

•	(a) by mutual written agreement of Dell and 3PAR;

•	(b) by either Dell or 3PAR, if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having accepted for payment any Shares tendered pursuant to the Offer on or before February 15, 2011 (the “Termination Date”; provided, however, that if at such time the Antitrust Approvals have not been satisfied, then the Termination Date will be extended automatically until April 15, 2011), provided that the right to terminate the Merger Agreement pursuant to this section will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in (i) any of the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer” having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement, or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement;

•	(c) by 3PAR in the event that (i) 3PAR is not then in material breach of its covenants, agreements and other obligations under the Merger Agreement, and (ii) Dell and/or the Purchaser has breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Dell and the Purchaser set forth in the Merger Agreement have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date and cannot be or has not been cured prior to the earlier of (a) thirty (30) days after the giving of written notice to Dell of such breach, violation or inaccuracy and (b) the Termination Date;

•	(d) by Dell, in the event that (i) Dell and the Purchaser are not then in material breach of their respective covenants, agreements and other obligations under the Merger Agreement, and (ii) 3PAR has breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of 3PAR set forth in the Merger Agreement have become inaccurate, in either case such that the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer” would reasonably not be capable of being satisfied by the Termination Date and such breach, violation or inaccuracy cannot be or has not been cured prior to the earlier of (a) thirty (30) days after the giving of written notice to 3PAR of such breach, violation or inaccuracy and (b) the Termination Date;

•	(e) by 3PAR, in the event that (i) 3PAR has received a Superior Proposal; (ii) the 3PAR Board of Directors have determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be a breach of its fiduciary duties to the 3PAR stockholders under applicable Delaware law; (iii) 3PAR has notified Dell in writing of the Superior Proposal, including the material terms and conditions of any such Superior Proposal and a copy of the form of any related agreements (a “Superior Proposal Notice”) (it being understood that the Superior Proposal Notice will not constitute a Company Board Recommendation Change for purposes of the Merger Agreement); (iv) if requested by Dell, 3PAR made its Representatives available to discuss and negotiate in good faith with Dell’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the three (3) business day period following delivery by 3PAR to Dell of such Superior Proposal Notice (provided that any material amendment or modification to any Superior Proposal will be deemed to be a new Superior Proposal); (v) if Dell has delivered to 3PAR during such three (3) business day period a written proposal capable of being accepted by 3PAR to alter the terms or conditions of the Merger Agreement during such three (3) business day period, the 3PAR Board of Directors have determined in good faith, after considering the terms of such proposal by Dell, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal; and (vi) concurrently with the termination of the Merger Agreement, 3PAR pays Dell the Termination Fee payable to Dell, as described below under “Termination Fee; Expenses”; or

•	(f) by Dell, in the event that (i) the 3PAR Board of Directors or any committee thereof have effected a Company Board Recommendation Change, or (ii) an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a person or entity unaffiliated with Dell and (a) in the case of an Acquisition Proposal that is a tender or exchange offer, 3PAR has not filed within ten (10) business days after the public announcement of the commencement of such Acquisition Proposal a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the 3PAR stockholders reject such Acquisition Proposal and not tender any shares of 3PAR common stock into such tender or exchange offer, or (b) in the case of any other Acquisition Proposal, within ten (10) business days of a written request by Dell following the public announcement of the commencement of such Acquisition Proposal, 3PAR has not publicly reaffirmed its adoption and recommendation of the Merger Agreement and the transactions contemplated thereby.

Notwithstanding the prior adoption of the Merger Agreement by the 3PAR stockholders in accordance with Delaware law, the Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned, at any time prior to the Effective Time (it being agreed that the party terminating the Merger will give prompt written notice of such termination to the other party or parties to the Merger Agreement), by either Dell or 3PAR if any governmental authority of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, and such order has become final and non-appealable.

Termination Fee; Expenses.  The Merger Agreement provides that 3PAR will pay to Dell $53,500,000 (the “Termination Fee”) in accordance with the terms set forth therein in the event that: (A) the Merger Agreement is terminated by Dell or 3PAR pursuant to clause (a) or (b) set forth above under “Termination” as a result of the failure to satisfy the Minimum Condition prior to such termination (provided that all other conditions to the Offer have been satisfied other than those that were to be satisfied at the Appointment Time); (B) after August 15, 2010 and prior to such termination, an offer or proposal that constitutes an Acquisition Proposal (as defined above, but excluding for this purpose any mere “inquiry” from the definition of Acquisition Proposal) has been publicly announced or has become publicly known; and (C) within twelve months following such termination, either a Competing Acquisition Transaction (whether or not resulting from the Acquisition Proposal referenced in the preceding clause (B)) is consummated or 3PAR enters into a definitive agreement providing for a Competing Acquisition Transaction (as defined below) (whether or not resulting from the Acquisition Proposal referenced in the preceding clause (B)). For purposes of the foregoing, a “Competing Acquisition Transaction” will have the same meaning as an “Acquisition Transaction” except that all references therein to “more than twenty percent (20%)” will be deemed to be references to “a majority,” and the reference therein to “eighty percent (80%)” will be deemed to be a reference to “fifty percent (50%).”

In addition, in the event that the Merger Agreement is terminated by 3PAR pursuant to clause (e) set forth above under “Termination”, 3PAR will pay to Dell the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Dell, as a condition to the effectiveness of such termination. Furthermore, in the event that the Merger Agreement is terminated by Dell pursuant to clause (f) set forth above under “Termination” (or by 3PAR pursuant to clause (b) set forth above under “Termination”) following any time at which Dell was entitled to terminate the Merger Agreement pursuant to clause (f) set forth above under “Termination”), 3PAR will pay to Dell the Termination Fee within two (2) business days.

Effect of Termination.  If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect without liability of any party or parties, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties to the Merger Agreement, as applicable, except (a) for the terms of Section 8.8 of the Merger Agreement (relating to confidentiality), Section 10.3 of the Merger Agreement (relating to effect of termination), Section 10.4 of the Merger Agreement (relating to fees and expenses) and Article XI of the Merger Agreement (containing certain general provisions), each of which will survive the termination of the Merger Agreement, and (b) that nothing will relieve any party or parties to the Merger Agreement, as applicable, from liability for any knowing and intentional breach of, or fraud in connection with, the Merger Agreement. In addition, no termination of the Merger will affect the obligations of the parties set forth in the Confidentiality Agreement (as defined below under “Confidentiality Agreement”), all of which obligations will survive termination of the Merger Agreement in accordance with their terms.

No Third Party Beneficiaries.  The Merger Agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies thereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 7.1 of the Merger Agreement (relating to directors’ and officers’ indemnifications and insurance), (b) from and after the Appointment Time, the rights of holders of Shares and other 3PAR securities to receive the consideration pursuant to the Offer and (c) from and after the Effective Time, the rights of holders of Shares and other 3PAR securities to receive the consideration pursuant to the Merger. Dell and the Purchaser have expressly acknowledged and agreed in the Merger Agreement that, prior to the Effective Time, 3PAR’s measure of damages for a willful and material breach of the Merger Agreement by Dell or the Purchaser may include the loss of the economic benefits of the transaction to holders of Shares and other relief (including equitable relief), whether or not the Merger Agreement has been validly terminated in accordance with its terms.

Remedies.  Except as otherwise provided in the Merger Agreement, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties have agreed that in the event of any breach or threatened breach by a party, of any of their respective covenants or obligations set forth in the Merger Agreement, the other party (or parties), will be entitled to an injunction or injunctions to prevent or restrain such breaches or threatened breaches and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under the Agreement. The parties have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.

Amendment.  Subject to applicable law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of Dell, the Purchaser and 3PAR, provided that in the event that the Merger Agreement has been adopted by the 3PAR stockholders in accordance with Delaware law, no amendment will be made to the Merger Agreement that requires the approval of such 3PAR stockholders under Delaware law without such approval.

Tender and Voting Agreement.

In connection with the execution of the Merger Agreement, certain stockholders of 3PAR and their affiliates, if applicable, who hold approximately 33% of the outstanding stock of 3PAR (the “Tendering Stockholders”) have entered into a tender and voting agreement with Dell and the Purchaser (the “Tender and Voting Agreement”), which provides, among other things, that the Tendering Stockholders will irrevocably tender their Shares in the Offer and vote their Shares in favor of adopting the Merger Agreement, if applicable. In addition, the Tendering Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Offer and Merger. The Tender and Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, and (iii) the Effective Time. This summary of the material provisions of the Tender and Voting Agreement is qualified in its entirety by reference to the Tender and Voting Agreement, which is incorporated by reference herein.

Employment Arrangements.

New Executive Offer Letters.  Dell and each of the 3PAR executives listed in the table below, all of whom are currently executive officers or other officers of 3PAR, have entered into offer letters describing the terms and conditions of their employment following the completion of Dell’s acquisition of 3PAR. The offer letters state the job title to be held by each individual upon completion of the Merger, as well as the annual base salary, annual target bonus (expressed as a percentage of base salary), and value of projected Dell long-term incentive grants expected to be granted in March 2012 (as applicable). In addition, as set forth in the table below, Dell has promised to grant seven executives new Dell restricted stock units upon the closing of the Merger, and Dell has promised to grant five executives cash awards upon the closing of the Merger. These awards are described in greater detail below. The foregoing description of the terms of the offer letters is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Offer Letters executed by each covered executive, which are incorporated by reference and copies of which have been filed with the SEC as an exhibit to the Schedule TO.

The following table sets forth:

•	the executive’s new base salary amount (under the heading “Annual Base Salary”) and new target bonus amount (under the heading “Target Bonus Amount”);

•	the projected value of the long-term incentive grant currently expected to be made in March 2012 (under the heading “Projected LTI Award”);

•	the value of the Dell restricted stock unit grant to be made in connection with the Merger (under the heading “New Dell RSU Grant”) or, if applicable, the value of the cash award to be granted in connection with the Merger (under the heading “New Cash Award”); and

•	the estimated maximum value of the cash severance pay to which the executive would be entitled if his or her employment were terminated by 3PAR or its successor without cause or by the covered executive with good reason in connection with the Merger (under the heading “Potential Cash Severance”).

		Target				Potential
	Annual	Bonus	Projected	New Dell	New Cash	Cash
	Base Salary	Amount	LTI Award	RSU Grant	Award	Severance	Total
Name	($)	($)	($)	($)	($)	($)	($)

Steve Crimi	250,000	100,000	150,000	500,000	—	125,000	1,125,000
Randy Gast	265,000	106,000	159,000	1,325,000	—	132,500	1,987,500
Adriel Lares	270,000	108,000	—	—	270,000	—	648,000
Craig Nunes	240,000	96,000	144,000	480,000	—	120,000	1,080,000
Jeff Price	275,000	151,250	343,750	1,375,000	—	137,500	2,282,500
Jeannette Robinson	220,000	88,000	—	—	220,000	—	528,000
David Scott	415,000	415,000	—	—	2,490,000	—	3,320,000
Alastair Short	260,000	104,000	—	—	520,000	—	884,000
Ashok Singhal	275,000	151,250	343,750	1,375,000	—	137,500	2,282,500
Peter Slocum	265,000	106,000	159,000	1,325,000	—	132,500	1,987,500
Rusty Walther	270,000	108,000	162,000	1,350,000	—	135,000	2,025,000
Randall Weigel	250,000	180,000	—	—	1,000,000	125,000	1,550,000

						TOTAL	19,705,000

Standard Dell Employment Agreements.  Dell has a form of employment agreement (the “Form Employment Agreement”) that all employees of Dell sign regardless of position. Thus, all 3PAR employees and executives who join Dell by virtue of the Merger (the “Transferred Employees”) are to enter into the Form Employment Agreement at the Effective Time. All of the executives listed in the table above have signed the Form Employment Agreement. The Form Employment Agreement includes a number of acknowledgments by the Transferred Employee regarding (among other things) (i) at-will employment status, (ii) obligations regarding the use and development of intellectual property, inventions and copyrightable materials and (iii) responsibilities relating to the non-disclosure of confidential information, proprietary information and controlled technology and software. The obligations relating to these acknowledgments generally are limited to the period of the employee’s employment with Dell. The Form Employment Agreements do not specify the compensation or benefits to be provided to the Transferred Employees. The foregoing description of the Form Employment Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Form Employment Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Converted 3PAR Restricted Stock Units and 3PAR Stock Options.  In connection with the transaction contemplated by the Merger Agreement, all of the 3PAR executives’ unvested 3PAR restricted stock units and 3PAR stock options will be assumed by Dell and converted not later than the Effective Time into Dell restricted stock units and Dell stock options. Please see Section 11 — “3PAR Options, Restricted Stock Units and Restricted Stock Awards” for a description of this assumption and conversion. Although the vesting schedule of the converted Dell restricted stock units and Dell stock options will generally be the same vesting schedule as applied prior to the Merger, Dell has agreed to fully vest Mr. Scott’s converted Dell stock options (but not his converted Dell restricted stock units) at the Effective Time. In addition, in connection with the grants of cash awards to Messrs. Scott, Lares and Short and Ms. Robinson, Dell has agreed to vest all unvested converted Dell restricted stock units and Dell stock options held by these executives if they remain employed with Dell or a subsidiary through February 1, 2012 (or, with respect to Mr. Scott, December 15, 2011) or if their employment is terminated before this date by Dell or a subsidiary without cause or by the executive with good reason. (We refer below to a termination of employment of a covered executive by his or her employer without cause or by the covered executive with good reason as a “qualifying termination.”) In addition, 3PAR will amend each outstanding option, restricted stock unit and restricted stock award to provide that such awards will fully vest if the employment or service of the holder is terminated within twelve (12) months following the Acceptance Time due to the elimination of the holder’s position due to redundancy or the integration of Dell’s and 3PAR’s business units. The following table sets forth Dell’s estimate of the approximate intrinsic value of the converted 3PAR restricted stock units and 3PAR stock options. “Intrinsic

Value” refers to the excess of the aggregate fair value of the Offer Price over the aggregate exercise price of the unvested 3PAR stock options held by the executive, plus the Offer Price multiplied by the aggregate number of 3PAR restricted stock units held by the executive, assuming that the Effective Time occurs on September 16, 2010.

Intrinsic Value
Name	($)

Steve Crimi	1,691,250
Randy Gast	1,560,700
Adriel Lares	2,316,272
Craig Nunes	1,752,457
Jeff Price	2,005,104
Jeannette Robinson	1,566,000
David Scott	5,246,759
Alastair Short	1,891,350
Ashok Singhal	1,984,826
Peter Slocum	2,212,800
Rusty Walther	2,161,800
Randall Weigel	2,322,516

Modifications to 3PAR Employment Agreement and 3PAR Management Retention Agreements.  Prior to the date of the Merger Agreement, 3PAR entered into an Employment Agreement with Mr. Scott and Management Retention Agreements with the other executives listed in the table above, pursuant to which, on a qualifying termination within twelve (12) months following a change in control of 3PAR (or, with respect to Mr. Scott, eighteen (18) months), the covered executive would be entitled to severance consisting of cash severance pay, acceleration of a portion of his or her equity awards and continued medical benefits. The cash severance payment upon a qualifying termination is equal to a percentage of the executive’s base salary, as follows: with respect to Mr. Scott, 300%; with respect to Mr. Short, 100%; and with respect to the other covered executives, 50%. The percentage of the unvested 3PAR executive awards that would accelerate upon a qualifying termination is as follows: with respect to Messrs. Scott and Short, 100%; and with respect to the other covered executives, 50%. In connection with Dell’s entry into the Merger Agreement, Dell and the covered executives have agreed to modify these arrangements so that 100% of the converted Dell restricted stock units and Dell stock options would accelerate upon a qualifying termination at any time following the Appointment Time. In addition, Messrs. Scott, Lares and Short and Ms. Robinson have waived any right to cash severance pay under these arrangements upon their termination of employment. These amendments would not affect the covered executives’ right to continued benefits upon a qualifying termination (which generally would be provided for twelve (12) months following termination), nor do the amendments affect Mr. Scott’s right to indemnification for golden parachute excise taxes. The foregoing description of the amendments to Mr. Scott’s Employment Agreement and to the Management Retention Agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Offer Letters and the Amendment, Assumption and Acknowledgment Agreements executed by each executive, which are incorporated by reference and copies of which have been filed with the SEC as an exhibit to the Schedule TO.

New Dell Restricted Stock Units.  In connection with Dell’s entry into the Merger Agreement, Dell has agreed to grant certain of the executives listed in either of the tables above awards of Dell restricted stock units (the “New Dell RSUs”) pursuant to Dell’s Amended and Restated 2002 Long-Term Incentive Plan. The value of the New Dell RSUs is based on each individual’s compensation and position with Dell and is reflected in the table above under the column with the heading “New Dell RSU Grant.” The New Dell RSUs will vest in three equal installments on each of the first three anniversaries of the date of grant, subject to the holder’s continued employment. Vesting is accelerated in the event of the individual’s death or disability while employed, but not for any other termination. As a condition to receiving the New Dell RSUs, the recipient is obligated to avoid engaging in conduct detrimental to Dell. Dell also has a clawback right that it can exercise after vesting if the individual engages in conduct detrimental to Dell during the course of the individual’s employment with Dell or within twelve months thereafter. This clawback right applies with respect to the entire value of an individual’s New Dell RSUs (determined at the time of grant) (but, for avoidance of doubt, this clawback right does not apply to the converted 3PAR restricted stock units or converted 3PAR stock options). The foregoing description of the Restricted Stock Unit Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the form Restricted Stock Unit Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

New Dell Cash Awards.  In connection with Dell’s entry into the Merger Agreement, Dell has agreed to make cash awards to Messrs. Scott, Lares, Short and Weigel and Ms. Robinson. With respect to Messrs. Scott, Lares and Short and Ms. Robinson, the covered executive will receive a cash payment if he or she remains employed with Dell or a subsidiary through February 1, 2012 (or, with respect to Mr. Scott, December 15, 2011) or his or her employment is terminated in a qualifying termination prior to the payment date. The value of these cash awards is reflected in the table above under the column with the heading “New Cash Award”. As a condition to the award, these executives have agreed to forfeit any right to cash severance pay under their Management Retention Agreements (or, with respect to Mr. Scott, under his Employment Agreement). Mr. Weigel’s cash award is a performance-based award payable in two equal installments in each of 2012 and 2013 if Mr. Weigel meets performance goals to be established by Dell and remains employed through the applicable payment date. Mr. Weigel’s award agreement provides for a 50% payout of the award upon 80% performance against the performance goal, increasing ratably to a 100% payout at 100% or higher performance.

Projected Dell Long-Term Incentive Awards.  In connection with Dell’s entry into the Merger Agreement, Dell has provided certain of the executives listed in either of the tables above with information regarding the projected value of the long-term incentive awards expected to be granted to the executive in March 2012, assuming the executive remains employed with Dell or a subsidiary at the time of grant (the “Projected LTI Awards”). The projected value of the Projected LTI Awards is reflected in the table above under the column with the heading “Projected LTI Award.” One-half of the value of the Projected LTI Awards is currently expected to be granted in the form of New Dell RSUs, and the other half is intended to be granted in the form of Dell stock options. It is intended that the Projected LTI Awards will vest in three equal installments on each of the first three anniversaries of the date of grant, subject to the holder’s continued employment. However, the actual amount and terms (including vesting terms) of the Projected LTI Awards will be determined by Dell in connection with the grant of these awards.

Expense Reimbursement for Mr. Short.  In connection with Dell’s entry into the Merger Agreement, Dell and Mr. Short have agreed that, if Mr. Short elects to relocate to the New York City metropolitan area following the Effective Time, Dell will thereafter reimburse Mr. Short up to $2,000 per month for business expenses incurred by Mr. Short under Dell’s expense reimbursement policy while employed.

Confidentiality Agreement.

3PAR and Dell entered into a confidentiality agreement, dated as of July 17, 2010 (the “Confidentiality Agreement”), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives solely for the purpose of evaluating a potential transaction between the parties. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Exclusivity Agreement.

Dell and 3PAR entered into an exclusivity letter agreement, dated as of August 1, 2010 (the “Exclusivity Agreement”), in connection with a possible negotiated transaction involving Dell and 3PAR. Under the Exclusivity Agreement, 3PAR agreed not to, directly or indirectly, solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, a business combination transaction between 3PAR and any party other than Dell through August 15, 2010. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

12.	Purpose of the Offer; Plans for 3PAR.

Purpose of the Offer.  The purpose of the Offer and the Merger is for Dell, through the Purchaser, to acquire control of, and the entire equity interest in, 3PAR. The Offer, as the first step in the acquisition of 3PAR, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in 3PAR or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in 3PAR. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of 3PAR.

Board Representation.  Pursuant to the terms of the Merger Agreement, effective upon the Appointment Time and from time to time thereafter, Dell currently intends to seek representation on the 3PAR Board of Directors. See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Short-form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, 3PAR, Dell and the Purchaser will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the stockholders of 3PAR in accordance with Section 253 of the DGCL.

If the short-form merger procedure described below is not available for the Merger, 3PAR’s Certificate of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if 3PAR stockholder adoption is required, 3PAR will convene a meeting of holders of Shares to vote upon the Merger as promptly as practicable following the date thereto. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger Agreement at a meeting of 3PAR stockholders without the affirmative vote of any other 3PAR stockholder.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning 3PAR and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for 3PAR.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of 3PAR will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Dell will continue to evaluate the business and operations of 3PAR during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Dell intends to review such information as part of a comprehensive review of 3PAR’s business, operations, capitalization and management with a view to optimizing development of 3PAR’s potential in conjunction with Dell’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Dell have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving 3PAR or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of 3PAR or any of its subsidiaries, (iii) any material change in 3PAR’s capitalization or dividend policy, or (iv) any other material change in 3PAR’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. The rules of the NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from NYSE. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Dell nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, 3PAR will take all action requested by Dell to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that 3PAR would be exempt from the requirements that its Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of 3PAR’s Board of Directors. The controlled company exemption does not modify the independence requirements for 3PAR’s audit committee.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of 3PAR to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by 3PAR to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to 3PAR, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of 3PAR and persons holding “restricted securities” of 3PAR to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing. We intend to, and will cause 3PAR to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Dell, 3PAR will not, and will not permit its subsidiaries to, declare, set aside or pay any dividends or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned subsidiary of 3PAR to 3PAR or one of its wholly-owned subsidiaries.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement, and in addition to (and not in limitation of) the obligations of the Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of the Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer in the event that, at or prior to the expiration of the Offer: (A) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act has not expired or been terminated, and any clearances, consents, approvals, orders and authorizations of governmental authorities required by the antitrust, competition or merger control laws of Austria and Ukraine has not been obtained and/or any waiting periods (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the antitrust, competition or merger control laws of Austria and Ukraine have not expired or been terminated (collectively, the “Antitrust Approvals”); (B) the Minimum Condition has not been satisfied; or (C) any of the following have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(1) any governmental authority of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “Illegality Conditions”);

(2) (i) any of the representations and warranties of 3PAR set forth in the Merger Agreement (other than those set forth in Section 4.1 of the Merger Agreement (relating to organization and good standing of 3PAR), Section 4.2 of the Merger Agreement (relating to corporate power and enforceability), Section 4.6 of the Merger Agreement (relating to 3PAR’s capitalization), Section 4.7(b)-(c) of the Merger Agreement (relating to capitalization of 3PAR’s subsidiaries) and Section 4.26 of the Merger Agreement (relating to broker’s and finder’s fees)) are not true and correct in all respects as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date (unless such representation or warranty expressly relates to an earlier date, in which case on and as of such earlier date), except for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below), (ii) any of the representations and warranties set forth in Sections 4.1, 4.2 and 4.26 of the Merger Agreement are not true and correct in all material respects as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date (unless such representation or warranty expressly relates to an earlier date, in which case on and as of such earlier date), or (iii) any of the representations and warranties set forth in Sections 4.6 and 4.7(b)-(c) of the Merger Agreement are not true and correct in all respects (other than inaccuracies that would not result in, (A) in the case of Section 4.6 of the Merger Agreement, an increase in the aggregate value of the consideration payable in the Offer and the Merger, and (B) in the case of Section 4.7(b)-(c) of the Merger Agreement, a cost to Dell, in excess of 2% of the aggregate value of the consideration payable in the Offer and the Merger) as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date (unless such representation or warranty expressly relates to an earlier date, in which case on and as of such earlier date); provided, however, that, for purposes of determining the accuracy of the representations and warranties of 3PAR set forth in the Merger Agreement for purposes of clauses (i) and (ii) above, all materiality and “Company Material Adverse Effect” qualifications set forth in such representations and warranties will be disregarded;

(3) 3PAR has failed to perform in all material respects the obligations that are to be performed by it under the Merger Agreement at or prior to the expiration of the Offer;

(4) a Company Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer;

(5) 3PAR has failed to furnish Dell with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in clauses (2), (3) and (4) have occurred and been satisfied; or

(6) the Merger Agreement has been properly and validly terminated in accordance with its terms.

For purposes of the Merger Agreement, the term “Company Material Adverse” means any change, effect, event, circumstance or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of 3PAR and its subsidiaries, taken as a whole, provided that no Change resulting from or arising out of any of the following will be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) conditions (or changes in such conditions) in the industries in which 3PAR and its subsidiaries conduct business;

(iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi) changes in law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

(vii) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including (A) the identity of Dell, (B) the loss or departure of officers or other employees of 3PAR or any of its subsidiaries resulting from or arising out of the transactions contemplated by the Merger Agreement, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners resulting from or arising out of the transactions contemplated by the Merger Agreement, (D) any other negative development (or potential negative development) in 3PAR’s relationships with any of its customers, suppliers, distributors or other business partners resulting from or arising out of the transactions contemplated by the Merger Agreement, and (E) any decline or other degradation in 3PAR’s customer bookings resulting from or arising out of the transactions contemplated by the Merger Agreement, provided that this clause (vii) will be disregarded to the extent “Company Material Adverse Effect” modifies or qualifies 3PAR’s representations or warranties contained in Section 4.4 of the Merger Agreement (relating to non-contravention) or Section 4.5 of the Merger Agreement (relating to required governmental approvals);

(viii) any actions taken or failure to take action, in each case, to which Dell has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement;

(ix) changes in 3PAR’s stock price or the trading volume of 3PAR’s stock, in and of itself, or any failure by 3PAR to meet any public estimates or expectations of 3PAR’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by 3PAR to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and

(x) any legal proceedings made or brought by any of the current or former stockholders of 3PAR (on their own behalf or on behalf of 3PAR) against 3PAR, which arise out of the Merger or in connection with any other transactions contemplated by the Merger Agreement;

except to the extent such effects resulting from or arising out of the matters described in clauses (i) through (vi) above disproportionately affect 3PAR and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the industry in which 3PAR and its subsidiaries conduct business.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by 3PAR with the SEC and other information concerning 3PAR, we are not aware of any governmental license or regulatory permit that appears to be material to the business of 3PAR and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of 3PAR’s subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Dell as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to 3PAR’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.

United States.  Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting periods have been observed and terminated. These HSR Act requirements apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing by Dell, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless (a) such waiting period is extended by the FTC or Antitrust Division by the issuance of a Request for Additional Information and Documentary Materials (the “Second Request”), in which case the waiting period terminates ten (10) days after Dell complies substantially with the Second Request (as described more fully below) or (b) the waiting period is terminated earlier by the FTC and the Antitrust Division. Under the Merger Agreement, Dell is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger within ten (10) business days from the date upon the date of the Merger Agreement. Dell and 3PAR have both filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on August 16, 2010. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on August 31, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the

Antitrust Division issues a Second Request prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Dell with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or Dell’s agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although 3PAR is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, 3PAR’s failure to comply with the Second Request will not extend the waiting period. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated and no additional HSR Act threshold is exceeded prior to closing of the transaction.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of 3PAR. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, 3PAR or any of their respective subsidiaries or affiliates or requiring other conduct or relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Dell believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is initiated and an order is issued prohibiting the consummation of the Merger, Dell, the Purchaser and 3PAR may not be obligated to consummate the Offer or the Merger. See Section 15 — “Conditions to the Merger.”

Ukraine.  The acquisition of Shares pursuant to the Offer is also subject to review by the Antimonopoly Committee (“AMC”) of Ukraine. Pursuant to the relevant statutory authority, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the AMC, and a waiting period of forty-five (45) days has expired subject to notification of acceptance for consideration or the AMC grants clearance of the transactions contemplated by the Merger Agreement. 3PAR and Dell filed their joint notification with the AMC on August 16, 2010. The AMC has fifteen (15) days to determine whether a filing is complete. If it decides that the application is complete, the AMC has another thirty (30) days to review the filing. If no decision is issued by the close of the thirty (30) day period, the parties may close the transaction. If the AMC requests additional information and commences a second-stage investigation, the waiting period may be extended for an additional three (3) month investigation, with the three (3) month period commencing upon receipt of the information requested. If no decision is issued by the close of the second-stage investigation, the parties may close the transaction.

Austria.  The acquisition of Shares pursuant to the Offer is also subject to review by the Federal Cartel Authority (“FCA”) in Austria. Pursuant to the Cartel Act, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCA, and a waiting period of four (4) weeks has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. Dell filed its notification with the FCA on August 16, 2010. Thus the waiting period will end on September 13, 2010, unless the FCO commences a second-stage investigation, in which event the waiting period may be extended for up to an additional five (5) months.

There can be no assurance that such governmental entities will accept the filings, extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If any foreign governmental entity initiates an action to block the Merger and an order is issued prohibiting the consummation of the Merger, Dell, the Purchaser and 3PAR may not be obligated to consummate the Offer or the Merger. See Section 15 — “Conditions to the Merger.” If the acceptance of and payment for the Shares pursuant to the Offer is delayed solely due to the failure to satisfy the Antitrust Condition, then at the request of Dell, the Purchaser or 3PAR, Dell and 3PAR will enter into, and conduct in good faith, discussions to amend the Merger Agreement as appropriate such that the 3PAR stockholder approval of the Merger Agreement and the Merger may be sought and the Merger may be completed in a manner customary for a “one-step” merger not involving a tender or exchange offer and as expeditiously as possible.

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender and who do not vote in favor of adoption of the Merger Agreement (if a vote of stockholders is held) their Shares in the Offer will have certain rights under Delaware law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration. The parties have agreed in the Merger Agreement that, in determining the fair value of any Dissenting Company Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of Dissenting Company Shares, none of Dell, the Purchaser, 3PAR or the Surviving Corporation will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal, subject to the applicable provisions of Delaware law, by delivering to 3PAR a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Dell has retained D.F. King & Co., Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Dell nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Dell or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Dell and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, 3PAR has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the 3PAR Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning 3PAR” above.

Dell Trinity Holdings Corp.

August 23, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND DELL

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Dell Trinity Holdings Corp. are set forth below. The business address and phone number of each such director and executive officer is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or
Name and Position	Employment and Employment History

Janet B. Wright Sole Director, Vice President and Assistant Secretary	Ms. Wright was appointed Director — Corporate Legal, General Corporate Counsel and Assistant Secretary of Dell in April 2008. She is primarily responsible for Dell’s corporate securities, corporate finance, corporate governance and general corporate matters. Ms. Wright joined Dell in March of 1999 and has held various roles in the legal department. Prior to joining Dell, Ms. Wright spent 10 years in private practice. She holds a JD from the Southern Methodist University School of Law and a BBA in Finance from the University of Oklahoma.
Gary Bischoping Vice President, Treasurer	Mr. Bischoping was appointed Treasurer of Dell Inc. in February 2009. In this role, he is responsible for the company’s capital structure, foreign-exchange and interest-rate management, as well as global banking relationships, investments, cash and asset management and business risk management. He joined Dell in 2000 spent 6 years in Treasury and has held several operational finance roles over the last 3 years at Dell. Before Dell, Mr. Bischoping was an Associate at Stern Stewart & Co. He holds an MBA from the University of Rochester and a B.S. in Accounting from SUNY Oswego.
Michael S. Dell Chairman	See below
Brian T. Gladden Senior Vice President and Chief Financial Officer	See below
David L. Johnson Senior Vice President, Corporate Strategy	See below
Lawrence P. Tu Senior Vice President, General Counsel and Secretary	See below

2.	DIRECTORS AND EXECUTIVE OFFICERS OF DELL

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Dell Inc. are set forth below. The business address and phone number of each such director and executive officer is Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Present Principal Occupation or
Name and Position	Employment and Employment History

James W. Breyer Director	Mr. Breyer joined Accel Partners (an investment firm) in Palo Alto, California in 1985 and is currently a Partner. Mr. Breyer has been an investor in over thirty consumer Internet, media, and technology companies that have completed public offerings or successful mergers. Mr. Breyer is currently on the board of directors of Wal-Mart Stores, Inc., where he is the presiding director. From June 2006 to December 2009, he was on the board of Marvel Entertainment Inc. and from October 1995 until June 2008, he served on the board of Real Networks Inc. Mr. Breyer also serves on the boards of several private companies.
Donald J. Carty Director	Mr. Carty is the former Vice Chairman and Chief Financial Officer of Dell, having held that office from January 2007 until June 2008. In that role, he was responsible for all finance functions, including controller, corporate planning, tax, treasury operations, investor relations, corporate development, risk management, and corporate audit. Mr. Carty was the Chairman and Chief Executive Officer of AMR Corporation and American Airlines from 1998 until his retirement in 2003. He served in a variety of executive positions with AMR Corporation, AMR Airline Group and American Airlines from 1978 to 1985 and from 1987 to 1999, including Chief Financial Officer of AMR Corporation and American Airlines Inc. from October 1989 until March 1995. Mr. Carty was President and Chief Executive Officer of Canadian Pacific Air Lines, known as CP Air, in Canada from 1985 to 1987. After his retirement from AMR and American Airlines Inc. in 2003, Mr. Carty was engaged in numerous business and private investment activities with a variety of companies. Mr. Carty is also a director of Barrick Gold Corporation, Hawaiian Holdings Inc., Gluskin Sheff and Associates, and Talisman Energy Inc. Additionally, Mr. Carty was a member of the board of directors of CHC Helicopter Corp. from November 2004 until September 2008, of Solution Inc., Ltd. from July 2004 until January 2007, of Sears Holding Corp. from May 2001 until May 2007 and of Placer Dome Inc. from April 2005 until March 2006.
Michael S. Dell Director and Chief Executive Officer	Mr. Dell currently serves as Dell’s Chairman of the Board and Chief Executive Officer. He has held the title of Chairman of the Board since he founded the Company in 1984. Mr. Dell served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He serves on the foundation board of the World Economic Forum, serves on the executive committee of the International Business Council, and is a member of the U.S. Business Council. He also sits on the governing board of the Indian School of Business in Hyderabad, India.

Present Principal Occupation or
Name and Position	Employment and Employment History

William H. Gray, III Director	Mr. Gray is co-Chairman of GrayLoeffler L.L.C. (a consulting and advisory firm), a position he has held since August 2004. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in June 2004. He was a member of the United States House of Representatives from 1979 to 1991. During his tenure, he was Chairman of the House Budget Committee, a member of the Appropriations Committee and Chairman of the House Democratic Caucus and Majority Whip. He is an ordained Baptist Minister and last pastored at Bright Hope Baptist Church of Philadelphia from 1972 until 2007. Mr. Gray is also a director of J.P. Morgan Chase & Co., Prudential Financial Inc., and Pfizer Inc. Additionally, from June 2000 to January 2010, Mr. Gray was a director of Visteon Corporation.
Judy C. Lewent Director	Until September 2007, Ms. Lewent served as the Executive Vice President and Chief Financial Officer of Merck & Co., Inc., a health care company. She served as Chief Financial Officer of Merck starting in 1990 and also held various other financial and management positions after joining Merck in 1980. Ms. Lewent is also a director of Thermo Fisher Scientific Inc. Additionally Ms. Lewent served on the board of Motorola Inc. from 1995 until May 2010. Ms. Lewent is a trustee and the chairperson of the audit committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.
Thomas W. Luce, III Director	Mr. Luce currently serves as President, Chief Executive Officer, and Director of the National Math and Science Initiative, a not-for-profit organization dedicated to expanding programs that have a proven positive impact on math and science education. He served as United States Assistant Secretary of Education for Planning, Evaluation and Policy Development from July 1, 2005, until his resignation on September 1, 2006. From 1997 until 2005, Mr. Luce was a partner of the business advisory firm Luce & Williams, Ltd. Mr. Luce was a founding partner and managing partner of the law firm of Hughes & Luce, LLP from 1973 until his retirement from the firm in 1997, and was Of Counsel with that law firm until December 2003.
Klaus S. Luft Director	Mr. Luft is the founder and Chairman of the supervisory board of Artedona AG, a privately held mail order e-commerce company established in 1999 and headquartered in Munich, Germany. He is also owner and President of Munich-based MATCH -- Market Access Services GmbH & Co., KG. Since August 1990, Mr. Luft has served as Vice Chairman and International Advisor to Goldman Sachs Europe Limited. From March 1986 to November 1989, he was Chief Executive Officer of Nixdorf Computer AG, where he served for more than 17 years in a variety of executive positions in marketing, manufacturing, and finance. From May 2006 to July 2007, Mr. Luft served on the board of Assurances Generales de France, known as AGF, a French insurance company. Mr. Luft is the Honorary Consul of the Republic of Estonia in the State of Bavaria. Mr. Luft is a citizen of Germany.

Present Principal Occupation or
Name and Position	Employment and Employment History

Alex J. Mandl Director	Mr. Mandl is currently the non-Executive Chairman of Gemalto N.V., a digital security company resulting from the merger of Axalto Holding N.V. and Gemplus International S.A. From June 2006 until December 2007, Mr. Mandl served as Executive Chairman of Gemalto. Before June 2006, Mr. Mandl was President, Chief Executive Officer and a member of the board of Gemplus, positions he held since August 2002. He has served as Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. From 1996 to March 2001, Mr. Mandl was Chairman and CEO of Teligent, Inc., which offered business customers an alternative to the Bell Companies for local, long distance and data communication services. Mr. Mandl was AT&T’s President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. From 1988 to 1991, Mr. Mandl was Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. Mr. Mandl is also a board member of Hewitt Associates, Inc., Horizon Lines, Inc. and Visteon Corporation.
Shantanu Narayen Director	Mr. Narayen is President and Chief Executive Officer of Adobe Systems Incorporated, a software company. Prior to his appointment as CEO in December of 2007, Mr. Narayen was Adobe’s President and Chief Operating Officer from January 2005 until December 2007. Previously, he held key product research and development positions within Adobe, including Executive Vice President of Worldwide Products, Senior Vice President of Worldwide Product Development, and Vice President and General Manager of the Engineering Technology Group. Before joining Adobe in 1998, he was a co-founder of Pictra, Inc., an early pioneer of digital photo sharing over the Internet. Prior to that, he served as director of desktop and collaboration products at Silicon Graphics, Inc. and held various senior management positions at Apple Computer, Inc. Mr. Narayen also serves on the advisory board of the Haas School of Business of the University of California, Berkley and is president of the board of the Adobe Foundation, which funds philanthropic initiatives around the world.
Sam Nunn Director	Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative (NTI), a charitable organization working to reduce the global threats from nuclear, biological and chemical weapons. He was a partner at the law firm of King & Spalding, Atlanta, Georgia, from 1997 until 2003. From 1972 through 1996, he served as a United States Senator from Georgia. During his tenure as Senator, he served as Chairman of the Senate Armed Services Committee and the Permanent Subcommittee on Investigations. He also served on the Intelligence and Small Business Committees. Mr. Nunn also serves as a director of Chevron Corporation, The Coca-Cola Company and General Electric Company. From October 1999 to October 20, 2006, Mr. Nunn served on the board of Internet Security Systems, Inc. and from February 1997 to February 2006, he served on the board of Scientific-Atlanta, Inc.
H. Ross Perot, Jr. Director	Mr. Perot is currently chairman of Hillwood Development Company, a real estate development company, which he founded in 1988. Mr. Perot served as the Chairman of the Board of Perot Systems Corporation from September 2004 until its acquisition by Dell on November 3, 2009. Mr. Perot also served as a director of Perot Systems from June 1988 until November 3, 2009, and as President and Chief Executive Officer of Perot Systems from September 2000 until September 2004. Mr. Perot served in the United States Air Force for eight and a half years. He currently serves on the board of the EastWest Institute, Business Executives for National Security, the Governor’s Business Council and the World Affairs Council.

Present Principal Occupation or
Name and Position	Employment and Employment History

Peter A. Altabef President, Dell Services	Mr. Altabef serves as president of Dell Services, the global IT services and business solutions unit of Dell. He was previously president and chief executive officer of Perot Systems, which was acquired by Dell in November 2009. Perot Systems achieved significant growth in its services capabilities, global presence and revenue during Peter’s five-year tenure. Before joining Perot Systems in 1993, Mr. Altabef was a partner at Hughes & Luce, in Dallas, Texas. He previously practiced law in New York and served as a law clerk to the United States Court of Appeals for the Fifth Circuit. He earned a J.D. degree from The University of Chicago Law School and a bachelor’s degree in economics from Binghamton University.
Bradley R. Anderson Senior Vice President, Enterprise Product Group	Mr. Anderson joined Dell in July 2005 and has served as Senior Vice President, Enterprise Product Group since January 2009. In this role, he is responsible for worldwide engineering, design, development and marketing of Dell’s enterprise products including servers, networking and storage systems. From July 2005 until January 2009, Mr. Anderson served as Senior Vice President, Business Product Group. Prior to joining Dell, Mr. Anderson was Senior Vice President and General Manager of the Industry Standard Servers business at Hewlett-Packard Company (“HP”), where he was responsible for HP’s server solutions. Previously, he was Vice President of Server, Storage, and Infrastructure for HP, where he led the team responsible for server, storage, peripheral, and infrastructure products. Before joining HP in 1996, Mr. Anderson held top management positions at Cray Research in executive staff, field marketing, sales, finance, and corporate marketing. Mr. Anderson earned a Bachelor of Science in Petroleum Engineering from Texas A&M University and a Master of Business Administration from Harvard University. He serves on the Texas A&M Look College of Engineering Advisory Council.
Paul D. Bell President, Global Public	Mr. Bell has been with Dell since 1996 and currently serves as President, Global Public. In this role he is responsible for leading the teams that help governments, education, healthcare and other public organizations make full use of Information Technology. From March 2007 until January 2009, Mr. Bell served as Senior Vice President and President, Americas. In this role, Mr. Bell was responsible for all sales and customer support operations across the Americas region other than our consumer business. From February 2000 until March 2007, Mr. Bell served as Senior Vice President and President, Europe, Middle East, and Africa. Prior to this, Mr. Bell served as Senior Vice President, Home and Small Business. Prior to joining Dell in July 1996, Mr. Bell was a management consultant with Bain & Company for six years, including two years as a consultant on our account. Mr. Bell received Bachelor’s degrees in Fine Arts and Business Administration from Pennsylvania State University and a Master of Business Administration degree from the Yale School of Organization and Management.
Jeffrey W. Clarke Vice Chairman, Operations and Technology	Mr. Clarke currently serves as Vice Chairman, Operations and Technology. In this role he is responsible for worldwide engineering, design and development of Dell’s business client products, including Dell OptiPlex Desktops, Latitude Notebooks and Precision Workstations, and production of all company products worldwide. From January 2003 until January 2009, Mr. Clarke served as Senior Vice President, Business Product Group. Mr. Clarke joined Dell in 1987 as a quality engineer and has served in a variety of engineering and management roles. In 1995 Mr. Clarke became the director of desktop development, and from November 2001 to January 2003 he served as Vice President and General Manager, Relationship Product Group. Mr. Clarke received a Bachelor’s degree in Electrical Engineering from the University of Texas at San Antonio.

Present Principal Occupation or
Name and Position	Employment and Employment History

Stephen J. Felice President, Consumer, Small and Medium Business	Mr. Felice currently serves as President, Global Small and Medium Business. Mr. Felice leads the Dell organization that creates and delivers specific solutions and technology to more than 72 million small and medium-sized businesses globally. From March 2007 until January 2009, Mr. Felice served as Senior Vice President and President, Asia Pacific-Japan, after having served as Vice President, Asia Pacific-Japan since August 2005. Mr. Felice was responsible for Dell’s operations throughout the APJ region, including sales and customer service centers in Penang, Malaysia, and Xiamen, China. Mr. Felice joined Dell in February 1999 and has held various executive roles in Dell’s sales and consulting services organizations. From February 2002 until July 2005, Mr. Felice was Vice President, Corporate Business Group, Dell Americas. Prior to joining Dell, Mr. Felice served as Chief Executive Officer and President of DecisionOne Corp. Mr. Felice also served as Vice President, Planning and Development, with Bell Atlantic Customer Services, and he spent five years with Shell Oil in Houston. Mr. Felice holds a Bachelor’s degree in Business Administration from the University of Iowa and a Master of Business Administration degree from the University of Houston.
Ronald G. Garriques President, Communications Services	Mr. Garriques joined Dell in February 2007 as President, Global Consumer Group. In this role he is responsible for Dell’s portfolio of consumer products, including desktops, notebooks, software and peripherals as well as product design and sales. Before joining Dell, Mr. Garriques served in various leadership roles at Motorola from February 2001 to February 2007, where he was most recently Executive Vice President and President, responsible for the Mobile Devices division. He was also Senior Vice President and General Manager of the Europe, Middle East, and Africa region for the Personal Communications Services division, and Senior Vice President and General Manager of Worldwide Products Line Management for the Personal Communications Services division. Prior to joining Motorola, Mr. Garriques held management positions at AT&T Network Systems, Lucent Technologies, and Philips Consumer Communications. Mr. Garriques holds a Master’s degree in Business Administration from The Wharton School at the University of Pennsylvania, a master’s degree in Mechanical Engineering from Stanford University, and a Bachelor’s degree in Mechanical Engineering from Boston University.
Brian T. Gladden Senior Vice President and Chief Financial Officer	Mr. Gladden serves as Senior Vice President and Chief Financial Officer (“CFO”). In this role, he is responsible for all aspects of Dell’s finance function including accounting, financial planning and analysis, tax, treasury, audit, information technology, and investor relations, and is also responsible for our global information systems and technology structure. Prior to joining Dell in June 2008, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV. Prior to joining SABIC Innovative Plastics, Mr. Gladden spent nearly 20 years with General Electric (“GE”) in a variety of financial and management leadership roles. During his career with the company, he served as Vice President and General Manager of GE Plastics’ resin business, CFO of GE Plastics and Vice President and CFO of GE Medical Systems Healthcare IT business. He was named a GE corporate officer in 2002 and had formerly served on GE’s corporate audit staff for five years. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, PA.
David L. Johnson Senior Vice President, Corporate Strategy	Mr. Johnson serves as senior vice president, Corporate Strategy, for Dell. He previously spent 27 years at IBM in a variety of corporate-development and finance roles, and was a member of the company’s senior leadership team. Mr. Johnson holds both a master’s degree in finance and a bachelor’s degree in English from Boston College.

Present Principal Occupation or
Name and Position	Employment and Employment History

Erin Nelson Senior Vice President, Chief Marketing Officer	Ms. Nelson currently serves as Vice President and Chief Marketing Officer (“CMO”). In this role she is responsible for customer relationship management, communications, brand strategy, core research and analytics, and overall marketing agency management. Before becoming CMO in January 2009, Ms. Nelson spent three years in Europe, most recently as Vice President of Marketing for Dell’s business in Europe, the Middle East and Africa. Since joining Dell in 1999, she has held progressive leadership positions in U.S. consumer marketing, U.S. public sales, EMEA home and small-business marketing, as well as eBusiness. Prior to joining Dell, Ms. Nelson held positions in brand management at Procter & Gamble, corporate strategy at PepsiCo, and as a management consultant with A.T. Kearney. Ms. Nelson earned a Bachelor’s degree in Business Administration with a concentration in International Business and Marketing from the University of Texas at Austin.
Steve H. Price Senior Vice President, Human Resources	Mr. Price serves as senior vice president, Human Resources, for Dell. He has been with Dell for more than 13 years and has played critical leadership roles throughout the HR organization, including vice president of HR for the global Consumer business, Global Talent Management and Americas Human Resources. During his tenure, Mr. Price also relocated to the United Kingdom to lead HR in the Europe, Middle East and Africa organization. Prior to joining Dell in 1997, Mr. Price spent 13 years with SC Johnson Wax, based in Racine, Wisconsin. Having started his career there in sales, he later moved into HR, where he held a variety of senior positions. He holds a bachelor’s degree in business from Southwestern Oklahoma State University and a master’s degree in business administration from the University of Central Oklahoma.
Ronald V. Rose Senior Vice President, Dell.com	Mr. Rose serves as senior vice president of Dell.com where he oversees global online platforms for Dell, including the Web site, its customer Premier Pages and online customer support. Before joining Dell, Mr. Rose led technology for more than a decade at priceline.com. As chief information officer for priceline, he helped build the company’s reputation for outstanding technology execution, and was instrumental in building and managing the IT infrastructure that provides travel services in 90 countries around the world. Prior to joining priceline in 1999, he was chief technology officer for Standard & Poor’s Retail Markets where he led many of the company’s most advanced technology initiatives. He has also worked as a technology management consultant for international travel companies. A published technology author, Mr. Rose earned a master’s degree in information technology from Georgia Tech. He also holds a bachelor’s degree in science from Tulane University and the University of Aberdeen, Scotland, UK.
Stephen F. Schuckenbrock President, Global Large Enterprise	Mr. Schuckenbrock currently serves as President, Global Large Enterprise, leading the delivery of innovative and globally consistent Dell solutions and services to the world’s largest corporate IT users. Mr. Schuckenbrock joined Dell in January 2007 as Senior Vice President and President, Global Services. In September 2007, he assumed the additional role of Chief Information Officer, and served in those roles until January 2009. In those roles, he was responsible for all aspects of Dell’s services business, with worldwide responsibility for Dell enterprise service offerings, and was also responsible for Dell’s global information systems and technology structure. Prior to joining Dell, Mr. Schuckenbrock served as Co-Chief Operating Officer and Executive Vice President of Global Sales and Services for Electronic Data Systems Corporation (“EDS”). Before joining EDS in 2003, he was Chief Operating Officer of The Feld Group, an information technology consulting organization. Mr. Schuckenbrock served as Global Chief Information Officer for PepsiCo from 1998 to 2000. Mr. Schuckenbrock earned a Bachelor’s degree in Business Administration from Elon University.

Present Principal Occupation or
Name and Position	Employment and Employment History

Lawrence P. Tu Senior Vice President, General Counsel and Secretary	Mr. Tu joined Dell as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell’s global legal department, governmental affairs and ethics department. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O’Melveny & Myers LLP, where he focused on energy, technology, internet, and media related transactions. He also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:
BNY MELLON SHAREOWNER SERVICES

If delivering by mail: BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	If delivering by hand or courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

By Facsimile Transmission: (For Eligible Institutions Only) (201) 680-4626

To Confirm Facsimile Transmissions: (201) 680-4860 (For Confirmation Only)

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 769-4414
Email: 3Par@dfking.com